Exhibit 2.1

________________________________________________________

ASSET PURCHASE AGREEMENT

by and among

SYNAPTICS INCORPORATED

and

CREATIVE LEGEND INVESTMENTS LTD.

Dated as of December 18, 2019

i

Exhibits:

Exhibit A	Form of Escrow Agreement

Exhibit B	Purchaser License Agreement

Exhibit C	Seller License Agreement

Exhibit D	Transition Services Agreement

Schedules:

Schedule I	Business Employees
Schedule II	Equipment and Fixed Assets
Schedule III	Purchaser Group
Schedule IV	Seller Patents
Schedule V	Seller Group
Schedule VI	Seller Transferred Intellectual Property
Schedule 2.01(c)	Transferred Lease Agreements
Schedule 2.01(d)	Transferred Contracts
Schedule 2.01(g)	Permits
Schedule 2.01(l)	Specified Transferred Assets
Schedule 2.02	Specified Excluded Assets
Schedule 2.04(j)	Specified Liabilities
Schedule 2.05	Source Code Deliverables
Schedule 2.06(e)	Transferred Lease Agreement Actions
Schedule 2.06(f)	Transferred Contract Actions
Schedule 4.03(e)	Purchaser Affirmation
Schedule 5.02(b)	Seller Required Consents
Schedule 5.03(b)	Purchaser Required Consents
Schedule 8.01(b)	Purchaser Contacts
Schedule 8.10(a)	Non-Compete Exclusion
Schedule A	Termination Fee Initial Recipient

Disclosure Letter

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 18, 2019 (the “Signing Date”), is entered into by and among Synaptics Incorporated, a company organized and existing under the laws of Delaware (“Seller”), Creative Legend Investments Ltd., a company organized and existing under the laws of the British Virgin Islands (“Purchaser”).

RECITALS

WHEREAS, Seller is, among other businesses, directly and/or through the Seller Group, engaged in the Business as of the Signing Date.

WHEREAS, pursuant to this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to acquire from Seller, the Business (other than the Excluded Assets) on the terms and conditions set forth herein.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, (i) Purchaser has delivered to Seller the Equity Commitment Letter and (ii) Purchaser has delivered to Seller a guarantee (the “Limited Guarantee”), executed by Hua-Capital Cayman, L.P., a company organized and existing under the laws of the Cayman Islands (the “Guarantor”), in favor of Seller with respect to the performance by Purchaser and each member of the Purchaser Group of all of their respective obligations under this Agreement and the Transaction Documents.

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser will deposit with the Person set forth on Schedule A an amount equal to the Termination Fee.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

SECTION 1
Definitions

Section 1.01.Certain Defined Terms.

In this Agreement, unless the context otherwise requires, the below capitalized terms shall have the following meanings:

“AAA” has the meaning set forth in Section 12.02(b).

“Accounting Firm” has the meaning set forth in Section 3.01(e).

“Action” means any claim, action, suit, complaint, litigation, arbitration, judicial, administrative or other proceeding or investigation or similar dispute by or before any arbitrator, mediator or Governmental Authority.

“Additional Guarantor” has the meaning set forth in Section 12.01.

“Affiliate” means, with respect to any given Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first mentioned Person.

“Agreement” has the meaning set forth in the Preamble.

“AML” has the meaning set forth in Section 5.04(e).

“Anti-Corruption and Anti-Bribery Laws” means the United States’ Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and any other applicable anti-corruption or anti-bribery laws or any similar Applicable Laws of any other jurisdiction where a member of the Seller Group operates with respect to the Business, and any Applicable Laws promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the USA PATRIOT Act of 2001, the Bank Secrecy Act, and all regulations thereunder and any applicable other anti-money laundering laws or any similar Applicable Laws of any other jurisdiction where a member of the Seller Group operates with respect to the Business.

“Antitrust Law” means any antitrust, competition or trade regulation Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the Anti-Monopoly Law of the PRC.

“Applicable Law” means, with respect to any Person, any and all provisions of any constitution, treaty, statute, law, regulation, ordinance, code, rule, judgment, Order, decree, award, injunction, governmental approval, concession, grant, or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the Signing Date or thereafter and in each case as amended, applicable to such Person.

“Arbitration Panel” has the meaning set forth in Section 12.02(b).

“Assignment” has the meaning set forth in Section 12.01.

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Base Consideration” has the meaning set forth in Section 3.01(a).

“Benefit Plan” has the meaning set forth in Section 6.17(a).

“Bill of Sale and Assumption Agreements” means the bill of sale and assumption agreements with Seller or a member of Seller Group and Purchaser or a member of Purchaser Group that is transferring Transferred Assets or Assumed Liabilities, including local asset transfer agreements for each jurisdiction outside of the United States in which Transferred Assets or Assumed Liabilities are located, in forms mutually agreed by Purchaser and Seller.

“Books and Records” means all books and records (whether in hard copy form, computerized or electronic databases, or otherwise) used in or for, or relating to, the operation of the Business and the Transferred Assets, including, all accounting records, non-income Tax Returns, all customer lists and supplier lists, product catalogs and prints, personnel files of the Transferred Employees, sales and marketing reports and plans, business plans and product files (including any design specifications, market requirements, manufacturing specifications, and quality and assurance documentation for the Business Products) as of the Closing Date, provided that Books and Records shall not include any (i) income Tax Returns and (ii) non-income Tax Returns which are not filed or made by or for the Business; provided, further, that Books and Records shall not include any Deal Communications or any Non-Deal Communications.

“Business” means the research, design, manufacture, development, procurement, marketing, distribution, licensing, support, maintenance, offers to sell and sales of single-chip LCD TDDI products and applications for LCD mobile displays, and excludes all products and applications for the automotive market, all MultiChip TDDI and all Large TDDI.

“Business Day” means a day which is not a Saturday, a Sunday or a statutory holiday in the state of California, United States.

“Business Employees” means the employees of Seller Group that are listed on Schedule I of this Agreement.

“Business Leasehold Property” has the meaning set forth in Section 6.14(b).

“Business Products” means the following Seller products:

• TD4100 • TD4101 • TD4105 • TD4115 • TD4150 • TD4300 • TD4302 • TD4303 • TD4130	• TD4310 • TD4320 • TD4321 • TD4322 • TD4325 • TD4328 • TD4330 • TD4360 • TD4132	• TD4336 • TD4350 • TD4353 • TD4362 • TD4382 • TD4722 • TD4762 • TD4370

“Business Product Inventory” means all Business Product inventory exclusively related to or exclusively used in the Business that has not been sold by Seller or its Subsidiaries, including all finished products, samples, work-in-process inventory and prototypes.

“CFIUS” means the Committee on Foreign Investment in the United States.

“China RoHS” means the PRC’s Management Methods on the Control of Pollution Caused by Electronic Information Products, as amended, and all implementing Laws.

“Claim Notice” has the meaning set forth in Section 10.05(a)(i).

“Claims” has the meaning set forth in Section 10.05.

“Closing” has the meaning set forth in Section 4.01.

“Closing Business Product Inventory” means all Business Product Inventory as of the Closing that is useable and saleable in the Ordinary Course of Business.

“Closing Date” has the meaning set forth in Section 4.01.

“Closing Inventory Consideration” shall mean the dollar value of the Closing Business Product Inventory calculated in accordance with the valuation methodology set forth on Section 3.01(b) of the Disclosure Letter.

“Closing Notice” has the meaning set forth in Section 9.01(c).

“Conflict” has the meaning set forth in Section 6.02.

“Consent” means any consent, approval, authorization, waiver or permit by or from any Person, including any Governmental Authority.

“Consideration” has the meaning set forth in Section 3.01(a).

“Constitutional Documents” means, with respect to any Person, the business license, certificate of approval, certificate of incorporation, memorandum of association, articles of association, joint venture contract or agreement, or similar constitutional documents for such Persons as required under Applicable Law.

“Continuation Period” has the meaning set forth in Section 8.05(b).

“Contract” means any written or oral agreement, arrangement, subcontract, note, bond, commitment, franchise, indenture, instrument, mortgage, lease, sublease, license, purchase orders, sale orders or binding understanding.

“Control” means, when used with respect to any Person, the possession of power to (i) direct or cause the direction of the affairs or management of such Person; or (ii) elect more than fifty percent (50%) of the members of the board of directors or other governing body of such Person, directly or indirectly, whether through the ownership of shares or equity interests or voting securities, directly or indirectly or as trustee, personal representative or executor, by contract or otherwise, and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Deal Communications” has the meaning set forth in Section 8.03(c).

“Designated Assignee” has the meaning set forth in Section 12.01.

“Disclosure Letter” means the Disclosure Letter delivered in connection with this Agreement by Seller to Purchaser.

“Display Driver” means the chips, integrated circuits, and electronic devices used to drive display screens.

“Dispute” has the meaning set forth in Section 12.02(a).

“Dispute Statement” has the meaning set forth in Section 3.01(d).

“Employment Agreements” means those certain employment agreements effective as of the Closing Date, to be entered into between a member of the Seller Group, a member of the Purchaser Group (as the employer) and each of the Transferred Employees in forms agreed to between Purchaser and Seller.

“Employment Liabilities” means any and all Liabilities, including all costs and expenses relating thereto arising under law, rule, regulation, permit, action or proceeding before any Governmental Authority, order or consent decree or any award of any arbitrator of any kind relating to any Benefit Plan or otherwise relating to any Business Employees and his or her employment with the Seller Group and including any Liabilities relating to the employees of the Seller Group other than the Transferred Employees (including the Non-Transferred Employees, which will include any severance costs the Seller Group may incur as a result of terminating the employment of any such Non-Transferred Employees).

“Encumbrance” means any claim, mortgage, easement, encumbrance, lease, preference, option, security interest, lien, option, pledge, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, understanding, Applicable Law or otherwise.

“Encumbrance Releases” means duly executed written instruments, each in a form reasonably acceptable to Purchaser and Seller, releasing the Encumbrances other than Permitted Encumbrances on the Transferred Assets.

“Enforceability Limitations” has the meaning set forth in Section 6.01(c).

“Environmental Claim” means any notice or claim alleging or asserting Liability for investigatory costs, cleanup costs, Governmental Authority response costs, remedial or corrective action, damages to natural resources or other property, personal injuries, or fines or penalties relating to (a) the presence or Release into the environment, of any Hazardous Material, or (b) circumstances forming the basis of any violation of, or any Liability under, any Environmental Law.

“Environmental Law” means any Applicable Law intending to protect, regulate or control the environment, pollution, natural resources, human health and safety, any Hazardous Material or any Hazardous Material Activity, including the OSHA, and the China RoHS.

“Equipment and Fixed Assets” means all machinery, equipment, tools, furniture, office appliances, fixtures, work stations, assembly, test and calibration equipment (and related software), manufacturing assets, and all other tangible property of the Seller Group exclusively used in the Business, including those listed on Schedule II.

“Equity Commitment Letter” means the executed equity commitment letter, dated as of the Signing Date, by and between Hua-Capital Cayman, L.P. (the “Equity Financing Source”) and Purchaser (together with all exhibits, schedules, annexes and amendments thereto), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Financing Source has committed to invest in Purchaser, directly or indirectly, the cash amounts set forth therein, for the purpose of financing the Consideration to be paid under this Agreement and the Transactions.

“Equity Financing” has the meaning set forth in Section 7.06(a).

“Escrow Agent” has the meaning set forth in Section 3.02(c).

“Escrow Agreement” has the meaning set forth in Section 8.11.

“Estimated Closing Inventory Consideration” has the meaning set forth in Section 3.01(b).

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Export Approvals” has the meaning set forth in Section 6.10(e).

“Final Closing Inventory Consideration” has the meaning set forth in Section 3.01(f).

“Financial Information” has the meaning set forth in Section 6.04(a).

“GAAP” means generally accepted accounting principles in the United States of America applied on a consistent basis.

“Governmental Approval Escrow Amount” has the meaning set forth in Section 3.02(c).

“Governmental Approval Escrow Fund” has the meaning set forth in Section 3.02(c).

“Governmental Authority” means any government or any agency, bureau, board, commission, self-regulatory organizations (e.g., stock exchanges), court, department, official, political subdivision or tribunal of any government, whether federal, state, city, county, local, provincial, non-U.S. or multinational.

“Hazardous Material” means (i) any petroleum, crude oil, natural gas, or any fraction, product or derivative thereof, radioactive materials, asbestos in any form; (ii) any material, chemical, emission, substance, or waste that is toxic, hazardous, a pollutant, a contaminant, or otherwise a danger to health, reproduction or the environment; and (iii) any other material, chemical, emission, or  substance, or waste that is limited or regulated by any Environmental Law.

“Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, disposal of, arrangement for the disposal of, discharge, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, including compliance with any recycling, product take-back or product content requirements (including the China RoHS and its implementing laws).

“Indebtedness” of a Person means any of the following, whether or not due or payable: (i) any obligations of such Person for borrowed money (including without limitation, any loans borrowed from any financial institutions, any Affiliate, or any other third party), or with respect to deposits or advances of any kind to such Person, and any prepayment premiums, penalties and any other fees and expenses paid to satisfy such indebtedness; (ii) any obligations of a Person evidenced by bonds, debentures, notes or similar instruments; (iii) any obligations of such Person upon which interest charges are customarily paid; (iv) any obligations of such Person under conditional sale or other title retention agreements; (v) any obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for goods and services incurred in the Ordinary Course of Business); (vi) any capitalized lease obligations of such Person; (vii) any deferred revenue obligations of such Person; (viii) any obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (ix) any amounts owed with respect to drawn letters of credit issued for the account of such Person; (x) any guaranties or arrangements having the economic effect of a guaranty by such Person of any indebtedness of any other Person; and (xi) any accrued interest or penalties on any of the foregoing.

“Indemnification Threshold” has the meaning set forth in Section 10.03(a).

“Indemnified Party” has the meaning set forth in Section 10.05(a).

“Indemnifying Party” has the meaning set forth in Section 10.05(a).

“Information End Date” has the meaning set forth in Section 8.02(b).

“Independent Accountant” means an impartial nationally recognized firm of independent certified public accountants mutually agreed upon by Purchaser and Seller.

“Intellectual Property” means:

(a)all patents, industrial and utility models, registered industrial designs, design patents, certificates of invention, and other indicia of invention ownership issued or granted by any Governmental Authority; applications for any of the foregoing, including provisional, utility, design, divisional, and continuation (in whole or in part) applications; extensions, reissues, re-examinations, renewals, or other post-grant forms of any of the foregoing; equivalents or counterparts of any of the foregoing; and moral and economic rights of inventors in any of the foregoing (collectively, “Patents”);

(b)all copyrights, whether in published or unpublished works; databases, data collections and rights therein; mask works, Software, web site content and rights therein; rights to compilations, collective works and derivative works of any of the foregoing; registrations and applications for registration for any of the foregoing and any renewals or extensions thereof; and moral rights and economic rights of authors or creators in any of the foregoing (collectively, “Copyrights”);

(c)all trademarks, service marks, trade names, fictional business names, commercial names, certification marks, collective marks, and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registrations, equivalents and counterparts of the foregoing; and the goodwill of the business associated with each of the foregoing (collectively, “Trademarks”);

(d)anything that would constitute a “trade secret” under Applicable Law, and all other inventions and discoveries (whether patentable or not), unregistered industrial designs, improvements, ideas, designs, models, formulae, patterns, data, drawings, blueprints, devices, methods, techniques, processes, know how, confidential information, proprietary information, customer lists; and moral and economic rights of authors and inventors in any of the foregoing (collectively, “Trade Secrets”), and rights therein;

(e)Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith, and registrations and applications for registration of any of the foregoing (collectively, “Domain Names”); and

(f)all other intellectual or industrial property rights or forms of protection of a similar nature having equivalent effect to any of the foregoing in any jurisdiction throughout the world.

“Inventory Statement” has the meaning set forth in Section 3.01(b).

“Knowledge” of any Party means the actual knowledge of any and all executive officers of such Party, in each case after reasonable inquiry of each such individual’s direct reports.

“Large TDDI” means TDDI chipset products and applications with a discrete timing controller chip, whether based on LCD, OLED or any other display technology.

“LCD” means liquid crystal display.

“Legal Request” has the meaning set forth in Section 8.03(d).

“Liability” means, with respect to any Person, any direct or indirect liability, indebtedness, guaranty, claim, loss, damage, deficiency, assessment, or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, fixed or unfixed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Loss” or “Losses” means all liabilities, losses, claims, damages, deficiencies, awards, judgments, fines, levies, settlements, Taxes, penalties or injuries, and reasonable costs and expenses actually incurred, including attorneys’ and other professional fees and expenses reasonably and actually incurred, and including any out-of-pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing.

“made available” means, with respect to any documents, lists or other materials relating to Seller or any member of the Seller Group, that such documents, lists or other materials were posted at least one day prior to the date of this Agreement in the electronic data room established by Seller in connection with the Transactions.

“Material Adverse Effect” means, with respect to any Person, the Transferred Assets or the Business, any circumstance of, change in, or effect on, or group of such circumstances of, changes in or effects on, the operations, conditions (financial or otherwise), earnings, results of operations, assets or liabilities of the Person, the Transferred Assets or the Business, in each case, taken as a whole, that results in or is reasonably likely to result in, individually or in the aggregate, a material adverse effect on, or a material adverse change in, the operations, financial condition, earnings, results of operations, assets or liabilities of such Person, the Transferred Assets or the Business, in each case, taken as a whole, other than to the extent that any such effect arises out of or results from (i) general changes or developments in any of the industries in which such Person or the Business operate, (ii) changes in global, national or regional political conditions or in general economic, business, regulatory, political or market conditions or in national or global financial markets, (iii) changes in any Applicable Laws, Orders or GAAP or principles or the enforcement or interpretation thereof, (iv) natural disasters or calamities or outbreak or escalation of hostilities or any acts of war or terrorism unless, in the case of the foregoing clauses (i), (ii), (iii) and (iv), such circumstances, changes, or effects referred to therein disproportionately impact the Person, the Transferred Assets or the Business relative to the competitors of such Person, the Transferred

Assets or Business in the industry or market in which such Person, the Transferred Assets or Business competes), (v) any actions required under this Agreement to obtain any approval or authorization for the consummation of the Transactions, including under Applicable Law or Order, (vi) the announcement or pendency of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such Person or the Business to the extent attributable to the identity of Purchaser, or any of its Affiliates or any member of the Purchaser Group, or to any communication by Purchaser or any of its Affiliates, or any member of the Purchaser Group, regarding plans, proposals, expectations or projections with respect to the Business, contractual or otherwise, including the failure to obtain new customers or retain existing customers, disruptions in partnership or similar relationships, or loss of employees, (vii) any action taken (or omitted to be taken) by Seller, or which Seller causes to be taken (or omitted to be taken) by any other member of the Seller Group, in each case which is expressly required or permitted by this Agreement, (viii) any actions taken (or omitted to be taken) by Seller or any other member of the Seller Group at the written request of Purchaser, (ix) any breach by Purchaser of this Agreement, or (x) any failure in-an-of-itself by Seller to meet any internal or external projections, budgets, forecasts, or estimates in respect of revenue, profitability, cash flow or position, earnings or other financial or operating metric for any period; provided that the underlying reason for such failure to meet such projections, budgets or forecasts may be taken into account.

“Material Contracts” has the meaning set forth in Section 6.12(a).

“Mini-Tipping Basket” has the meaning set forth in Section 10.03(a).

“Multichip TDDI” means scalable multi-chip capable TDDI chipset products and applications, including products and applications for the automotive market, whether based on LCD, OLED or any other display technology.

“Non-Assignable Assets” has the meaning set forth in Section 2.06(b).

“Non-Deal Communications” has the meaning set forth in Section 8.03(c).

“Non-Transferred Employees” means those Business Employees who do not accept an offer of employment from Purchaser or a member of the Purchaser Group on terms consistent with Section 8.05(a) or do not commence employment with Purchaser or a member of the Purchase Group immediately following the Closing.

“Notice Period” has the meaning set forth in Section 10.05(a)(ii).

“Objection Notice” has the meaning set forth in Section 10.05(a)(ii).

“OLED” means organic light emitting display.

“Officials” has the meaning set forth in Section 6.10(d).

“Open Source” means all Software and other material that is distributed under any license listed or that is substantially similar to any license listed at http://www.opensource.org/licenses (each, an “Open Source License”).

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under Applicable Law.

“Ordinary Course of Business” means the ordinary course of the Business consistent with the past practices.

“Outside Date” has the meaning set forth in Section 9.01(b).

“Parent Guarantor” has the meaning set forth in Section 12.01.

“Party” means Purchaser and Seller.

“Permits” means any franchises, consents, authorizations, approvals, permits, registrations, security clearances, certificates, permits and licenses issued, granted, given or otherwise made available by or under the authority of any Governmental Authority, including without limitation any special approvals or permits required under Applicable Law.

“Permitted Encumbrances” means, with respect to a Person, any (i) Encumbrances of landlords, suppliers, mechanics, carriers workmen, repairmen and other like Encumbrances arising under purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, in each case for obligations which are not yet delinquent, (ii) all pledges or deposits to secure obligations under workers’ compensation, unemployment insurance and other social security legislation arising in the Ordinary Course of Business; (iii) with respect to the Business and the Transferred Assets, Encumbrances as reflected in the Financial Information (iv) Encumbrances for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves are recorded as line items in the Financial Information; (v) building, zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, which are not currently violated in any material respect by such Person’s use or operation of the applicable real property; (vi) all exceptions, restrictions, easements, licenses, charges, rights-of-way and other Encumbrances that do not materially interfere with the present use of the assets of such Person and which are not currently violated in any material respect by such Person’s current use and operation of any applicable real property; (vii) any non-exclusive licenses to Business Products or to Transferred Assets granted by Seller or another member of the Seller Group in the Ordinary Course of Business incident to a sale of such Business Product to a customer, (vii) any licenses, settlements or covenants not to sue disclosed in Section 1.01 of the Disclosure Letter, and (ix) any Encumbrances arising out of any actions of Purchaser or any of its Affiliates, or any member of the Purchase Group.

“Person” means any natural person, corporation, limited liability company, joint stock company, joint venture, partnership, enterprise, trust, unincorporated organization or any other entity or organization.

“Post-Closing Inventory Statement” has the meaning set forth in Section 3.01(c).

“Post-Closing Inventory Statement Date” has the meaning set forth in Section 3.01(c).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“PRC” has the meaning set forth in Section 5.04(c).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such taxable period beginning on the first day of such Straddle Period and ending on (and including) the Closing Date.

“Purchaser” has the meaning set forth in Preamble.

“Purchaser Allocation Notice” has the meaning set forth in Section 11.09(a).

“Purchaser Group” means Purchaser and each of Purchaser’s Affiliates and other related Persons set forth on Schedule III (as such schedule may be amended after the date hereof in accordance with Section 4.04(b)).

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.01.

“Purchaser License Agreement” means the license agreement (in substantially the form and substance as attached hereto as Part II of Exhibit B) to be entered into by and between Purchaser (as the Licensor) and Seller (as the Licensee) at or prior to the Closing.

“Purchaser Parties” has the meaning set forth in Section 8.03(c).

“Real Property” means real property together with all easements, licenses, interests and all of the rights arising out of the ownership thereof or appurtenant thereto and together with all buildings, structures, facilities, fixtures and other improvements thereon.

“Registered Seller Transferred Intellectual Property” means (i) the Patents listed on Schedule IV of this Agreement, (ii) any Patent that claims priority from any of the foregoing Patents, (iii) any Patent that is a continuation, continuation-in-part (but only to the extent of any claims therein that are entitled to claim priority from any of the foregoing Patents), divisional, reissue or re-examination, of any of the foregoing Patents or linked to any of the foregoing Patents by a terminal disclaimer, and (iv) any foreign counterpart of any of the foregoing Patents.

“Replacement Purchaser” has the meaning set forth in Section 12.01.

“Representatives” means the officers, directors, employees, lawyers, accountants, financial advisors and other agents or representatives of any Party.

“Resolution Period” has the meaning set forth in Section 3.01(e).

“Restricted Business” has the meaning set forth in Section 8.10(a).

“Restricted Territory” has the meaning set forth in Section 8.10(a).

“Retained Product Liabilities” means any product liability, warranty, indemnification or similar claim for damages or injury arising from or in connection with the Business for products sold or services provided prior to Closing; except for product liability, warranty, indemnification or similar claims for damages or injury arising from or in connection with the Business for products sold or services provided prior to Closing for which Purchaser or any of its Affiliates, or any member of the Purchaser Group, received all payments or revenues (“Assumed Product Liabilities”).

“Review Period” has the meaning set forth in Section 3.01(d).

“Rules” has the meaning set forth in Section 12.02(b).

“SAMR” has the meaning set forth in Section 5.04(c).

“Seller” has the meaning set forth in Preamble.

“Seller Bank Account” means a bank account to be designated by Seller in a written notice to Purchaser at least five (5) Business Days before the Closing.

“Seller Draft Allocation” has the meaning set forth in Section 11.09(a).

“Seller Fundamental Representations” means the representation and warranties of Seller in Section 6.01, Section 6.02, Section 6.18, Section 6.21(a) and Section 6.24.

“Seller Group” means Seller and each of Seller’s Affiliates set forth on Schedule V.

“Seller Intellectual Property” means  (i) any and all Patents that (A) are owned by Seller or any member of the Seller Group as of the Closing Date, (B) claim priority to any of the foregoing Patents, or (C) are filed within two years after the Closing Date and claim inventions conceived or reduced to practice prior to the Closing; and (ii) any and all Intellectual Property (excluding Patents, Trademarks and Domain Names) owned by Seller or any member of the Seller Group as of the Closing Date and embodied by the Transferred Assets or otherwise used for, held for use in, or useful for or necessary for the Business as conducted on the Closing Date, including for the research, design, development, manufacturing, procurement, marketing, distribution, offers to sell and sales of Business Products (including versions currently under development and natural evolutions thereof), Touch Controllers and Display Drivers.

“Seller IP Representations” means the representation and warranties of Seller in Section 6.13.

“Seller License Agreement” means the license agreement (in substantially the form and substance as attached hereto as Part I of Exhibit C) to be entered into by and between Seller (as the Licensor) and Purchaser (as the Licensee) at or prior to the Closing.

“Seller Parties” has the meaning set forth in Section 8.03(c).

“Seller Tax Representations” means the representation and warranties of Seller in Section 6.18.

“Seller Transferred Intellectual Property” means (i) the Registered Seller Transferred Intellectual Property; and (ii) all other Seller Intellectual Property exclusively used or held for use in the Business (excluding any Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any appropriate Governmental Authority), including (A) all Copyrights exclusively used or held for use in the Business and owned by any member of the Seller Group in Software included in Business Products; and (B) all Intellectual Property that is listed or identified on Schedule VI of this Agreement.

“Signing Date” means the date written on the first page of this Agreement.

“Software” means computer software, programs and databases in any form, including source code, object code, operating systems and specifications, data, database management code, firmware, utilities, graphical user interfaces, and software engines, and all related documentation, developer notes, comments and annotations.

“Straddle Period” has the meaning set forth in Section 11.02(a).

“Subsidiary” means, with respect to any Person, (i) any other Person of which stock or other equity interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned, directly or indirectly, by such first Person or (ii) any other Person in which the first Person has the contractual or other power to designate a majority of the board of directors or other governing body.

“Tax” or “Taxes” means any (i) national, provincial or local income, sales and use, value added, surcharges, excise, franchise, real and personal property, gross receipt, capital gain, production, business and occupation, disability, employment, payroll, severance or withholding tax or any other type of tax, levy, assessment, custom duty or charge imposed by any Governmental Authority, any interest and penalties (civil or criminal) and additions related thereto or to the nonpayment or underpayment thereof, and any loss or tax liability incurred in connection with the determination, settlement or litigation of any Liability arising therefrom; (ii) any liability for the payment of any amounts of the type described in clause (i) as a transferee or successor or otherwise by operation of Law.

“Tax Incentive” has the meaning set forth in Section 6.18(f).

“Tax Return” means any tax return, declaration, reports, estimates, claim for refund, claim for extension, information returns, or statements relating to Taxes, including any schedule or attachment thereto.

“TDDI” means Touch Controller and Display Driver Integration.

“Termination Agreements” means those certain termination agreements or mutual separation agreements effective as of the Closing Date, to be entered into between a member of the Seller Group and each of the Transferred Employees specifying the intent of mutual termination or separation between the aforementioned parties, in forms mutually agreed by Purchaser and Seller.

“Termination Escrow Fund” means the escrow fund held and safeguard by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement as security for Purchaser’s Termination Fee obligations herein.

“Termination Fee” has the meaning set forth in Section 9.04(a).

“Third Party Claim” has the meaning set forth in Section 10.05(a).

“Top Customer” has the meaning set forth in Section 6.15(a).

“Top Supplier” has meaning set forth in Section 6.16(a).

“Touch Controller” means the chips, integrated circuits, and electronic devices used to interact with electronic devices through touch.

“Transactions” mean the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Purchaser License Agreement, the Seller License Agreement, the Bill of Sale and Assumption Agreements, the Escrow Agreement and all agreements, certificates and other instruments that are delivered in connection therewith.

“Transfer Taxes” means any federal, state, provincial, county, local, municipal, foreign and other sales (including VAT and provincial sales Tax), bulk sales, use, transfer, value added, goods and services, real property transfer, excise, license, privilege, gross receipts, conveyance, documentary transfer, stamp, land, customs, recording, registration or other similar Tax (including any notarial fee) imposed in connection with, or otherwise relating to, the Transactions or the recording of any sale, transfer, conveyance or assignment of property (or any interest therein) effected pursuant to or contemplated by this Agreement.

“Transferred Assets” has the meaning set forth in Section 2.01.

“Transferred Business Leasehold Property” means the Business Leasehold Properties under the Transferred Lease Agreements.

“Transferred Contracts” has the meaning set forth in Section 2.01(d).

“Transferred Employees” means the Business Employees who have accepted an offer of employment from Purchaser or a member of the Purchaser Group on terms consistent with Section 8.05(a) prior to the Closing, and who actually commence employment with a member of the Purchaser Group immediately following the Closing.

“Transferred Lease Agreements” has the meaning set forth in Section 2.01(c).

“Transition Services Agreement” means the transition services agreement to be entered into between Purchaser and Seller in substantially the form attached hereto as Exhibit D with such schedules thereto as are mutually agreed between Purchaser and Seller.

“Unresolved Allocation Item” has the meaning set forth in  Section 11.09(a).

“Unresolved Tax Return Item” has the meaning set forth in Section 11.02(b)(ii).

“USD” means United States Dollars.

Section 1.02.Interpretation.

(a)Directly or Indirectly.  The phrase “directly or indirectly” means directly, or indirectly through one or more intermediaries or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)Gender and Number.  Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(c)Headings.  Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

(d)Include not Limiting.  “Include”, “including”, “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation”.

(e)Law.  References to “law” shall include all Applicable Laws, regulations, rules and Orders of any Governmental Authority, including any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, Order, decree or judgment; and “lawful” shall be construed accordingly.

(f)References to Documents and Sections.  References to this Agreement include the Schedules and Exhibits, which form an integral part hereof.  The words “hereof”, “hereunder” and “hereto”, and words with a similar meaning, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto.  A reference to any Transaction Document (including this Agreement) is to that Transaction Document as amended, consolidated, supplemented or replaced from time to time in accordance with its terms.  Unless otherwise explicitly provided, (i) a reference to any Schedule or Exhibit is to the respective schedule or exhibit to this Agreement, and (ii) a reference to any Section is to the respective section of the main body of this Agreement.

(g)Statutory References.  A reference to a statute or statutory provision includes, at any relevant time:

(i)that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision;

(ii)any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)any subordinate legislation, rules and/or regulations made under the relevant statute or statutory provision.

SECTION 2
Sale And Purchase

Section 2.01.Transfer of Assets.

Subject to the terms and conditions of this Agreement, Seller agrees to sell, transfer, assign and deliver, and to cause the other members of the Seller Group to sell, transfer, assign and deliver, to the Purchaser Group, free and clear of all Encumbrances (other than Permitted Encumbrances), and Purchaser agrees to purchase, acquire and assume, and to cause the Purchaser Group to purchase, acquire and assume, all of the right, title and interest of Seller and the other members of the Seller Group in the following (collectively, the “Transferred Assets”):

(a)all Business Products;

(b)all Equipment and Fixed Assets;

(c)all rights under the leases and subleases of the Business Leasehold Property set forth on Schedule 2.01(c) (“Transferred Lease Agreements”);

(d)(i) Subject to Section 2.06(f), all rights under the Contracts listed under Schedule 2.01(d) and (ii) all rights of Seller under Contracts entered into after the Signing Date that are exclusively used in or held for use in, the Business and that Purchaser and Seller agree in writing to be included as a Transferred Asset (together with the Transferred Lease Agreements, the “Transferred Contracts”);

(e)all right, title and interest in, to and under all Seller Transferred Intellectual Property;

(f)all claims (including claims for past infringement or misappropriation of Intellectual Property), demands and causes of action to the extent exclusively related to the Seller Transferred Intellectual Property or exclusively related to the Business against other Persons (regardless of whether or not such claims and causes of action have been asserted by Seller or the other members of the Seller Group), and all rights of indemnity, warranty rights, rights of contribution, rights of set off, rights to refunds, rights of reimbursement and other rights of recovery exclusively related to the Business possessed by Seller and the other members of the Seller Group (regardless of whether such rights are currently exercisable); provided that Transferred Assets shall not include any Tax assets;

(g)All rights of Seller or the other members of the Seller Group in and to any Permits exclusive to the Business, including those Permits set forth on Schedule 2.01(g);

(h)a copy of all Books and Records, provided, however, that Seller and the other members of the Seller Group shall be entitled to (i) redact any confidential content within the Books and Records that is not related to the Business or Transferred Assets; and (ii) to keep copies of the Books and Records for their files;

(i)all receivables in connection with fulfillment by Purchaser or a member of the Purchaser Group of open purchase orders and any other backlog of the Seller Group, that relate exclusively to the Business, that have not been fulfilled as of the Closing;

(j)all Closing Business Product Inventory;

(k)all prepaid charges, expenses, and fees exclusively relating to the Business (other than with respect to Taxes and any deposits under the Transferred Lease Agreements); and

(l)all assets set forth on Schedule 2.01(l).

Section 2.02.Excluded Assets.

Notwithstanding anything to the contrary in this Agreement, all assets of Seller and its Affiliates that are not Transferred Assets (collectively, the “Excluded Assets”) shall remain the property of such Persons as of the Closing and shall not be transferred to or otherwise acquired by Purchaser or a member of the Purchaser Group pursuant to or in connection with this Agreement or the Transactions, including, the assets set forth on Schedule 2.02.

Section 2.03.Assumed Liabilities.

Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall, or shall cause another member of the Purchaser Group to, accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, only the Assumed Liabilities.  For purposes of this Agreement, the term “Assumed Liabilities” means the Liabilities specifically set forth or described in paragraphs (a) through (g) below, whether or not any such Liabilities have a value for accounting purposes or are carried or reflected in or specifically referred to in Seller’s or another member of the Seller Group’s financial statements:

(a)all Liabilities to the extent (but only to the extent) related to or arising out of the operation of the Business or the Transferred Assets after the Closing (regardless of whether such Liabilities are related to facts and circumstances that originally arose prior to the Closing), excluding the Retained Product Liabilities;

(b)all Liabilities with respect to Transferred Employees that are incurred after the Closing in respect of services provided by the Transferred Employees to a member of the Purchaser Group after the Closing or the termination thereof, including all severance Liabilities resulting from the termination of employment with a member of the Purchaser Group of any Transferred Employee after the Closing Date;

(c)all open purchase orders and any other backlog of the Seller Group that relate exclusively to the Business, that have not been fulfilled as of the Closing;

(d)(i) any product liability, warranty, indemnification or similar claim for damages or injury arising from or in connection with the Business for products sold or services provided after the Closing by Purchaser or any of its Affiliates, or any member of the Purchaser Group and (ii) the Assumed Product Liabilities;

(e)all Liabilities under the Permits, to the extent such Liabilities arise from the operation or conduct of the Business or the use of the Transferred Assets after the Closing;

(f)all Liabilities for Taxes with respect to the Transferred Assets properly allocable to a Post-Closing Tax Period; and

(g)Transfer Taxes to the extent specifically allocated to Purchaser pursuant to Section 11.04.

The parties acknowledge and agree that the provisions of this Section 2.03 do not in any way affect, alter or otherwise diminish either party’s rights or obligations regarding indemnification under Section 10.01(a) or Section 10.02(a) for any breach of or inaccuracy in any representation or warranty of the applicable party, and such Liabilities will be recoverable and override any implication that such Liabilities are assumed.

Section 2.04.Excluded Liabilities.

Except for those Liabilities expressly assumed by Purchaser or any of its Affiliates, or any member of the Purchaser Group, pursuant to Section 2.03, the Purchaser Group shall not assume, and the Purchaser Group shall not be liable or responsible for any other Liabilities of Seller or any of its Affiliates, or any member of the Seller Group, whether presently in existence or arising hereafter (collectively, the “Excluded Liabilities”), which Excluded Liabilities include the following:

(a)All liabilities to the extent (but only to the extent) related to or arising out of the operation of the Business or the Transferred Assets prior to the Closing;

(b)any Liability under any contract of the Seller Group that is not a Transferred Contract or, subject to Section 2.06(f), any Liability under the Transferred Contracts arising from events and circumstances occurring on or prior to the Closing;

(c)any accounts payable owed by the Seller Group in or for the Business arising or due prior to the Closing;

(d)all Indebtedness of the Seller Group;

(e)the Employment Liabilities;

(f)the Retained Product Liabilities;

(g)all Liabilities of the Seller Group for Taxes (other than Liabilities for Taxes described in Section 2.03(f));

(h)Transfer Taxes, to the extent specifically allocated to Seller pursuant to Section 11.04;

(i)any Liability under or in connection with any assets of the Seller Group other than the Assumed Liabilities; and

(j)all liabilities set forth on Schedule 2.04(j).

Section 2.05.Transfer of Transferred Assets and Assumed Liabilities.

The Transferred Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to the Bill of Sale and Assumption Agreements, which shall be executed no later than at or as of the Closing by Seller and/or one or more of members of the Seller Group, as appropriate, and Purchaser and/or one or more members of the Purchaser Group, as appropriate.  Promptly after Closing, Seller will deliver to Purchaser an instance of the source code for the Software listed on Schedule 2.05.

Section 2.06.Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties.

(a)From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates and respective members of the Seller Group or Purchaser Group to  use commercially reasonable efforts to execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to make effective the transactions contemplated by this Agreement and other Transaction Documents, including the transfer, assignment and conveyance of the Transferred Assets and the Assumed Liabilities to the Purchaser Group and its members’ respective successors or assigns, including (i) transferring and/or delivering back to the Seller Group any asset or Liability not contemplated by this Agreement to be a Transferred Asset or an Assumed Liability, respectively, which asset or Liability was transferred and/or delivered to the Purchaser Group at Closing and (ii) transferring and/or delivering to the Purchaser Group any asset or Liability contemplated by this Agreement to be a Transferred Asset or an Assumed Liability.  After the Closing, if any payments due with respect to the Transferred Assets or Assumed Liabilities are paid to a member of the Seller Group, Seller shall remit, or shall cause the applicable member of the Seller Group to remit, by wire transfer, such payment to an account indicated by Purchaser in writing promptly after receipt thereof.  After the Closing, if any payments due with respect to the Excluded Assets or the Excluded Liabilities are paid to a member of the Purchaser Group, Purchaser shall remit, or shall cause the applicable member of the Purchaser Group to remit, by wire transfer, such payment to an account indicated by Seller in writing promptly after receipt thereof.

(b)Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any asset, property or right to any member of the Purchaser Group (provided, that this Section 2.06(b) shall not affect whether any asset, property or right shall be deemed to be a Transferred Asset for any other purpose under this Agreement) or for any member of the Purchaser Group and their successors and assigns to assume any Assumed Liability which by its terms or by Applicable Law is not transferable or nonassignable, as applicable, without the consent or waiver of a third party or is cancelable by a third party in the event of such a transfer or assignment without the consent or waiver of such third party, in each case unless and until such consent or waiver shall have been obtained (collectively, “Non-Assignable Assets”).

(c)Seller shall, and shall cause the other members of the Seller Group to, use its and their commercially reasonable efforts to obtain, or to cause to be obtained, any consent or waiver that is required for the Seller Group to sell, transfer, assign, convey and deliver the Transferred Assets to the Purchaser Group pursuant to this Agreement.  To the extent permitted by Applicable Law, in the event any such consent or waiver has not been obtained prior to Closing, (i) the Non-Assignable Assets subject thereto and affected thereby shall be held, as of and from the Closing, by the applicable member of the Seller Group in trust for the benefit of Purchaser, and all benefits and obligations existing thereunder shall be for Purchaser’s account, (ii) Purchaser shall pay, perform or otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof, and in the name of the applicable member of the Seller Group) all of the covenants and obligations of the applicable member of the Seller Group incurred after the Closing with respect to such Non-Assignable Asset, and (iii) Seller shall take or cause to be taken at Purchaser’s expense, such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of such Non-Assignable Assets and to effect the collection of money or other consideration that becomes due and payable under such Non-Assignable Assets, and promptly pay over to Purchaser all money or other consideration received by it in respect of such Non-Assignable Assets, and (iv) Purchaser and Seller shall mutually cooperate to provide any other alternative arrangements as may be reasonably required to implement the purposes of this Agreement and the other Transaction Documents.

(d)As of and from the Closing Date, Seller authorizes (and shall cause the other members of the Seller Group to authorize) Purchaser (and, to the extent applicable, the other members of the Purchaser Group), to the extent permitted by Applicable Law and the terms of the Non-Assignable Assets, at Purchaser’s expense, to perform all the obligations and receive all the benefits of the Seller Group under the Non-Assignable Assets.

(e)Between the Signing Date and the Closing, Seller and Purchaser shall use commercially reasonable efforts to take the actions set forth on Schedule 2.06(e) with respect to the Transferred Lease Agreements.

(f)Seller and Purchaser will take the actions and will abide by the obligations of each Party set forth on Schedule 2.06(f) with respect to the Transferred Contract referenced therein.

SECTION 3
Consideration And Its Payment

Section 3.01.Consideration.

(a)Subject to the terms and conditions of this Agreement, the aggregate consideration payable by Purchaser to Seller for the Transferred Assets and the covenants and agreements of Seller under this Agreement shall be (i) USD 120,000,000 in cash (the “Base Consideration”), (ii) the Final Closing Inventory Consideration in cash (together with the Base Consideration, the “Consideration”) and (iii) the assumption of the Assumed Liabilities.

(b)No later than three (3) Business Days prior to the date preliminarily agreed to by the Parties as the Closing Date (subject to all conditions thereto), Seller shall deliver to Purchaser a statement (the “Inventory Statement”) setting forth Seller’s good faith estimate of the Closing Inventory Consideration (the “Estimated Closing Inventory Consideration”), together with reasonably detailed supporting documentation for such calculations and any additional documentation and information reasonably requested by Purchaser (which shall be promptly provided by Seller).  After the delivery of the Inventory Statement and until the earlier of the delivery of a Post-Closing Inventory Statement and the Post-Closing Inventory Statement Date, Seller shall provide Purchaser and its Representatives with reasonable access (with the right to make copies), during normal business hours and upon reasonable advance notice, to the work papers of Seller related to the preparation of the Inventory Statement, as well as to any of the property and facilities and such books and records, correspondence and other relevant documentation and information of Seller related to the Closing Business Inventory and the calculation of Closing Inventory Consideration as Purchaser or its Representatives may request, and Seller shall make available to Purchaser and its Representatives its employees knowledgeable about the information used in, and the preparation of, the Inventory Statement.

(c)As promptly as practicable, but in no event later than sixty (60) calendar days after the Closing Date (the “Post-Closing Inventory Statement Date”), Purchaser shall deliver to Seller a statement (the “Post-Closing Inventory Statement”) setting forth Purchaser’s calculation of the Closing Inventory Consideration (and each component thereof), together with reasonably detailed supporting documentation for such calculations and any additional documentation and information reasonably requested by Seller (which shall be promptly provided by Purchaser).

(d)After the delivery of the Post-Closing Inventory Statement, Purchaser shall provide Seller and its Representatives with reasonable access (with the right to make copies), during normal business hours and upon reasonable advance notice, to the work papers of Purchaser related to the preparation of the Post-Closing Inventory Statement, as well as to any of the property and facilities and such books and records, correspondence and other relevant documentation and information of Purchaser related to the Business as Seller or its Representatives may request, and Purchaser shall make available to Seller and its Representatives its employees knowledgeable about the information used in, and the preparation of, the Post-Closing Inventory Statement.  Seller shall have thirty (30) calendar days following its receipt of the Post-Closing Inventory Statement (the “Review Period”) to review the same together with all documentation and information requested in accordance with this Section 3.01(d) (which shall be promptly provided by Purchaser).  On or before the expiration of the Review Period, Seller shall deliver to Purchaser a written statement accepting or disputing the Post-Closing Inventory Statement.  In the event that Seller shall dispute the Post-Closing Inventory Statement, such statement shall include a detailed itemization of Seller’s objections and the reasons therefor (such statement, a “Dispute Statement”).  If Seller delivers a statement to Purchaser accepting the Post-Closing Inventory Statement or does not deliver a Dispute Statement to Purchaser within the Review Period, the Post-Closing Inventory Statement shall be final and binding on the Parties and not subject to appeal.

(e)If Seller delivers a Dispute Statement during the Review Period, Purchaser and Seller shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) calendar days immediately following Purchaser’s receipt of the Dispute Statement, or such longer period as Purchaser and Seller may mutually agree (the “Resolution Period”).  Any such disputed items that are resolved by Purchaser and Seller during the Resolution Period shall be memorialized in a written document executed by Purchaser and Seller and shall be final and binding on the Parties and not subject to appeal.  If Purchaser and Seller do not resolve all such disputed items by the end of the Resolution Period, Purchaser and Seller shall submit all items then remaining in dispute with respect to the Dispute Statement to an independent accounting firm of recognized national standing mutually agreed in writing by Purchaser and Seller (the “Accounting Firm”) for review and resolution (with each Party preparing a submission to the Accounting Firm that reflects all revisions made to such Party’s proposal as a result of the negotiations during the Resolution Period and outlining the items that remain in dispute at the time of the submission only).  The Accounting Firm shall act as an expert and not an arbitrator.  The Accounting Firm (i) shall determine only those items remaining in dispute between Purchaser and Seller, and (ii) shall not make a determination outside the range defined by the respective amounts for the Closing Inventory Consideration set forth by Purchaser in the Post-Closing Inventory Statement and Seller in the Dispute Statement.  Each of Purchaser and Seller shall (A) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (B) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other Party’s position with respect to such disputed items and (C) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination.  The Accounting Firm shall be instructed to deliver to Purchaser and Seller a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Purchaser and Seller) of the disputed items within thirty (30) calendar days of receipt of the disputed items, which determination shall be final and binding on the Parties hereto and not subject to appeal.  All fees and expenses relating to the work, if any, to be performed by the Accounting Firm will be allocated between Purchaser, on the one hand, and Seller, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of such items so submitted.  Neither Party shall engage in ex parte communications with the Accounting Firm with respect to the calculation of Closing Inventory Consideration until the Accounting Firm issues its final determination.

(f)The Closing Inventory Consideration, as determined in accordance with the final, binding and nonappealable resolution of such amount pursuant to Section 3.01(d) and Section 3.01(e), shall be the “Final Closing Inventory Consideration.”  As soon as practicable (and in any event within five (5) Business Days) following the determination of the Final Closing Inventory Consideration, (i) if the Estimated Closing Inventory Consideration is greater than the Final Closing Inventory Consideration, Seller shall deliver to Purchaser a cash amount equal to such excess in immediately available funds by wire transfer to an account or accounts designated in writing by Purchaser, (ii) if the Estimated Closing Inventory Consideration is less than the Final Closing Inventory Consideration, Purchaser shall deliver to Seller a cash amount equal to such shortfall in immediately available funds by wire transfer to an account or accounts designated in writing by Seller and (iii) if the Estimated Closing Inventory Consideration is the same as the Final Closing Inventory Consideration, neither Purchaser nor Seller shall owe the other any additional amounts with respect thereto.

Section 3.02.Payment.

(a)Subject to the terms and conditions of this Agreement, including Section 3.02(c), at the Closing, Purchaser shall pay to Seller a cash payment in an amount equal to (i) the Base Consideration, plus (ii) the Estimated Closing Inventory Consideration as set forth in the Inventory Statement, by wire transfer in immediately available funds to the Seller Bank Account.

(b)Purchaser and the members of the Purchaser Group shall deduct applicable withholding Tax from the payment of Consideration and then pay the same to the applicable Governmental Authority on behalf of the Seller and the members of the Seller Group (as may be applicable) in accordance with Applicable Law, provided, however, without limiting the foregoing, before making any such deduction and withholding, Purchaser shall give the Seller and the members of the Seller Group (as may be applicable) reasonable advance notice of any anticipated deduction and withholding (together with reasonable detail as to the legal basis for, and a calculation of, such anticipated withholding), and Purchaser, on the one hand, and Seller and the members of the Seller Group, on the other hand, will reasonably cooperate in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted and withheld pursuant to this Agreement (including allowing Seller to provide any forms or other documentation to avoid or reduce any deduction or withholding) and Purchaser shall deliver to Seller (i) copies of Tax Return(s) and (ii) the originals or copies, as reasonably determined by Purchaser, of receipt of Tax payment within five (5) Business Days after receiving any Tax payment receipts and reasonably cooperate with Seller and the members of the Seller Group (as may be applicable) as reasonably requested with respect to the filing of any Tax Return or conduct of any claim relating to any available refund of the amount remitted to the applicable Governmental Authority.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(c)If, as of April 15, 2020, the condition set forth in Section 5.01(b) has not been satisfied, but each of the other conditions set forth in Sections 5.01 and 5.02 are either satisfied or would be satisfied if the Closing were to occur on such date, Purchaser shall deposit, or cause to be deposited, no later than April 22, 2020 with U.S Bank National Association (the “Escrow Agent”) an amount equal to USD 50,000,000 (the “Governmental Approval Escrow Amount”), which amount shall be held in a separate escrow fund (the “Governmental Approval Escrow Fund”), which Governmental Approval Escrow Fund shall be governed by the terms and conditions of this Agreement and of the Escrow Agreement.

(i)Subject to the terms and conditions of this Agreement and the Escrow Agreement, three Business Day prior to the Closing, Purchaser and Seller shall provide a joint written instruction to the Escrow Agent notifying the Escrow Agent of the expected Closing Date, and directing the Escrow Agent to distribute, on the Closing Date, to Seller an amount equal to the then-remaining amount in the Governmental Approval Escrow Fund by wire transfer to an account or accounts designated by Seller in writing, and immediately following the Closing, Purchaser and Seller shall direct the Escrow Agent to comply with such joint written instruction.

(ii)Subject to the terms and conditions of this Agreement and the Escrow Agreement, if this Agreement is validly terminated, Purchaser and Seller shall promptly provide a joint written instruction to the Escrow Agent to distribute to Purchaser the then-remaining amount in the Governmental Approval Escrow Fund by wire transfer to an account or accounts designated by Purchaser in writing.  For avoidance of doubt, amounts in the Governmental Approval Escrow Fund shall not be available for the payment of the Termination Fee or for the payment of any other liabilities of the Purchaser Group in connection with this Agreement, other than the obligation to fund the Consideration at the Closing.

(iii)For the avoidance of doubt, the Consideration to be paid by Purchaser to Seller pursuant to Section 3.02(a) shall be reduced by an amount equal to the funds from the Governmental Approval Escrow Fund that are released and paid to Seller in accordance with the terms of this Agreement and the Escrow Agreement.

SECTION 4
Closing And Closing Deliverables

Section 4.01.Closing.

The closing of the purchase and sale of the Transferred Assets (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures at a time and date mutually agreed by Seller and Purchaser within five (5) Business Days after the satisfaction or waiver of all the conditions precedent set forth in Section 5.01, Section 5.02 and Section 5.03 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other place or at such other time and date as Seller and Purchaser may otherwise mutually agree in writing; provided, however, that under no circumstances shall the Closing take place prior to April 15, 2020, unless approved by Purchaser (the date of the Closing, the “Closing Date”).

Section 4.02.Closing Deliverables by Seller.

At the Closing, Seller shall deliver to Purchaser or cause to be delivered to Purchaser the following:

(a)such Bill of Sale and Assumption Agreements evidencing the completion of the transfer or contribution of the Transferred Assets, duly executed by the members of the Seller Group to which they are a signatory;

(b)both the Seller License Agreement and the Purchaser License Agreement, duly executed by Seller;

(c)the Transition Services Agreement, duly executed by Seller;

(d)the Encumbrance Releases;

(e)the certificate referred to in Section 5.02(a); and

(f)the Purchaser affirmation set forth in Schedule 4.03(e), duly executed by Seller.

Section 4.03.Closing Deliverables by Purchaser.

At the Closing, Purchaser shall deliver the following to Seller:

(a)payment of the Consideration pursuant to Section 3.02;

(b)both the Seller License Agreement and the Purchaser License Agreement, duly executed by Purchaser;

(c)the Transition Services Agreement, duly executed by Purchaser;

(d)the Bill of Sale and Assumption Agreements, duly executed by the members of the Purchaser Group to which they are a signatory;

(e)the Purchaser affirmation set forth in in Schedule 4.03(e), duly executed by Purchaser; and

(f)the certificate referred to in Section 5.03(a).

Section 4.04.Purchaser Group.

(a)Purchaser shall be entitled to designate, in accordance with the terms and subject to the limitations set forth in this Section 4.04, one or more Subsidiaries or Affiliates to (i) purchase the Transferred Assets (including the Transferred Contracts), (ii) assume the Assumed Liabilities, and/or (iii) employ the Transferred Employees (any subsidiary or Affiliate of Purchaser that shall be properly designated by Purchaser in accordance with this clause, a member of the “Purchaser Group”).  In furtherance of its rights under this Section 4.04, Purchaser has initially designated the Person(s) listed on Schedule III as members of the Purchaser Group.

(b)Purchaser may, following Seller’s prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed), amend Schedule III; provided, that any change in the Purchaser Group shall not be permitted if such change is reasonably expected to delay the anticipated Closing Date; provided, further that if such change increases the amount of Transfer Taxes or withholding Taxes imposed in respect of the Transactions, Purchaser shall bear such additional Taxes; and provided, further that such amended Schedule III shall contain appropriate information about the members of the Purchaser Group listed on such amended Schedule III and such other information that Seller reasonably requests.

SECTION 5
Conditions To Closing

Section 5.01.Conditions to Obligations of Purchaser and Seller.

The respective obligations of the parties to consummate and cause the consummation of the Transactions shall be subject to the satisfaction (or waiver by the party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a)No Violation.  The Transactions and the consummation of the Closing shall not violate any Applicable Law or Order.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other Order issued by any court or other Government Authority or any other legal restraint or prohibition preventing the transfers contemplated hereby or the consummation of the Closing, shall be in effect as of the Closing Date, and there shall be no pending Actions by any Government Authority (or determinations or Order by any Government Authority) or in any manner seeking to restrict, prohibit or condition the transfer and exchange contemplated hereby or the consummation of the Closing.

(b)Antitrust Approvals.  Any applicable clearance or affirmative approval by SAMR has been obtained or any mandatory waiting period under the AML related thereto has expired, and any waiting period, clearance or affirmative approval of any other applicable Governmental Authority has been obtained or any mandatory waiting period related thereto has expired pursuant to any applicable Antitrust Law.

(c)Litigation.  There shall be no Action pending against Purchaser or Seller or any of their respective officers, directors or Affiliates (in their capacities as such) by any Person that seeks to prohibit or restrict the Transactions.

Section 5.02.Conditions to Closing by Purchaser.

The obligations of Purchaser to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a)Performance by Seller.  (i) Seller shall have performed and satisfied in all material respects each of its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of Seller contained herein or in any of the other Transaction Documents and in any Schedules or Exhibits hereto or thereto shall be true and correct on the Signing Date and on the Closing Date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) with the same force and effect as if made as of the Closing Date, without giving effect to any update to the Disclosure Letter, except as would not have a Material Adverse Effect on the Business; provided that the Seller Fundamental Representations shall be true and correct in all material respects as of such dates; and (iii) Purchaser shall have received a certificate signed by a duly authorized executive officer of Seller to the foregoing effect.

(b)Required Consents.  All Consents set forth on Schedule 5.02(b) shall have been obtained by Seller.

(c)Transaction Documents.  Seller and the applicable members of the Seller Group shall have executed, and Seller shall have delivered to the Purchaser, each of the Transaction Documents to which they are a party, including such documents as are required to be executed and delivered in accordance with Section 4.02 hereof.

(d)No Material Adverse Change.  No Material Adverse Effect with respect to the Business shall have occurred and be ongoing as of the Closing.

Section 5.03.Conditions to Closing by Seller.

The obligations of Seller to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a)Performance by Purchaser.  (i) Purchaser shall have performed and satisfied in all material respects its obligations hereunder required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of Purchaser contained herein or in any of the other Transaction Documents and in any Schedules or Exhibits hereto or thereto shall be true and correct on the Signing Date and on the Closing Date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) with the same force and effect as if made as of the Closing, except as would not have a Material Adverse Effect on Purchaser; and (iii) Seller shall have received a certificate signed by a duly authorized executive officer of Purchaser to the foregoing effect.

(b)Required Consents.  All Consents set forth on Schedule 5.03(b) shall have been obtained by Purchaser.

(c)Transaction Documents.  Purchaser and the applicable members of the Purchaser Group shall have executed, and Purchaser shall have delivered to the Seller, each of the Transaction Documents to which they are a party, including such documents as are required to be executed and delivered in accordance with Section 4.03 hereof.

Section 5.04.Reasonable Best Efforts.

(a)Each Party shall cooperate with each other and use reasonable best efforts to take or cause to be taken all actions on its part under this Agreement and Applicable Law to consummate the Transactions (including the fulfillment of the conditions to the Closing specified in Section 5.01, Section 5.02 and Section 5.03 to be performed by it, as well as the obtaining or delivery of deliverables specified in Section 4.02 or Section 4.03), including preparing and submitting as promptly as practicable all documentation to effect all necessary notices, reports, submissions and other filings and to obtain as promptly as practicable all Consents set forth on Schedule 5.02(b) and Schedule 5.03(b) in order to consummate the Transactions.

(b)Each Party shall cooperate with each other and use reasonable best efforts to obtain all necessary waivers, consents, approvals, Orders and authorizations from Governmental Authorities, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and prepare, execute and deliver any additional certificates and other instruments that are necessary to consummate the Transactions or any of the other Transaction Documents and to fully carry out the purpose and intent of this Agreement and the other Transaction Documents, and the parties shall not close prior to the expiration or termination of any applicable waiting periods.  To the extent permitted by Applicable Law, Purchaser and Seller shall advise each other as to material developments with respect to the status of receipt of any such Consents, approvals, waivers and filings.

(c)Without limitation of the foregoing, Purchaser and Seller agree to make as promptly as practicable after the date hereof an appropriate filing of a Notification Form for Merger Review of Concentration of Undertakings with the State Administration for Market Regulation (“SAMR”) of the Peoples Republic of China (“PRC”).  Each of Purchaser and Seller shall use reasonable best efforts to promptly respond to any requests for additional information from SAMR in respect of any such Consents, approvals, waivers and filings, and will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted by either of them to SAMR.

(d)If either Party receives a request for additional information or documentary material from SAMR, such Party shall use reasonable best efforts to provide, or cause to be provided, as soon as reasonably practicable and after consultation with the other Party, any additional information that reasonably may be required or requested by SAMR and otherwise make an appropriate response in compliance with such request.  Subject to Applicable Law, no filing of, or amendment or supplement to, or written correspondence with SAMR shall be made by Purchaser or Seller without providing the other Party a reasonable opportunity to review and comment thereon and consider in good faith the comments of the Party with respect thereto.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by SAMR, the Parties agree to (i) give each other reasonable advance notice of all substantive discussions or meetings with SAMR, (ii) give each other an opportunity to participate in each of such substantive discussions or meetings where permitted by Applicable Law and SAMR, (iii) keep the other party reasonably apprised with respect to any substantive communications with SAMR, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument and/or responding to requests or objections made by SAMR, (v) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from SAMR, (vi) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with SAMR.  Any such disclosures, rights to participate or provisions of information by one party to the other under this Section 5.04 may be made on an outside counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information, and may be withheld or redacted as necessary to comply with contractual arrangements, to preserve attorney-client, attorney work product or other legal privilege, or the extent required under applicable Law.

(e)Purchaser and Seller hereby covenant and agree to use their respective reasonable best efforts to secure termination of any waiting periods under the Anti-Monopoly Law (“AML”) of the PRC.

(f)If either Party receives a written request from CFIUS stating that CFIUS believes or recommends that the Parties make a voluntary CFIUS filing with respect to the Transactions, such receiving Party shall promptly (and in any event within twenty-four (24) hours following its receipt) notify the other Party and provide a copy of the request.  The Parties shall thereafter use reasonable best efforts for a period of thirty (30) calendar days from the date the receiving Party received the written request from CFIUS (the “CFIUS Resolution Period”) to demonstrate to CFIUS that the Transactions do not raise national security concerns.  Upon the expiration of the CFIUS Resolution Period, if Purchaser makes a reasonable good faith determination that CFIUS still believes that the Parties should make a voluntary filing with CFIUS with respect to the Transactions, Purchaser may terminate this Agreement upon written notice to Seller and payment of the Termination Fee.  For the avoidance of doubt, a mere verbal or written request by CFIUS for information about the Transactions will not trigger the CFIUS Resolution Period or the termination right related thereto.

SECTION 6
Representations And Warranties of Seller

In order to induce Purchaser to enter into this Agreement, and as part of the consideration for its signing this Agreement, Seller hereby makes the representations and warranties to Purchaser as of the Signing Date and as of the Closing Date, subject to the disclosures and exceptions set forth in the Disclosure Letter, provided that any disclosure made in any section of the Disclosure Letter shall only apply to the section of the Agreement that corresponds to the section of the Disclosure Letter, except to the extent that it is reasonably apparent on the face of such disclosure (without independent knowledge of the underlying information) that such disclosure is relevant to another section of this Agreement, as follows:

Section 6.01.Organization, Authority and Qualification of Seller.

(a)Each member of the Seller Group is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate or limited liability power (as applicable) and authority to own, operate or lease the Transferred Assets and to conduct the Business as presently conducted, and to enter into this Agreement and other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated in this Agreement and thereby.

(b)Each member of the Seller Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the Transferred Assets owned or leased by it or the operation of the Business makes such licensing or qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect on the Business or the Transferred Assets. As of immediately prior to the Closing, no Affiliate of Seller, other than the members of the Seller Group, will own or hold any interest in any Transferred Assets.

(c)The execution and delivery by Seller and any other member of the Seller Group of this Agreement and other Transaction Documents to which Seller and such other member of the Seller Group is a party, the performance by Seller and the other members of the Seller Group of their respective obligations under this Agreement and other Transaction Documents to which they are a party, and the consummation by Seller and the other members of the Seller Group of the transactions contemplated in this Agreement and thereby have been duly authorized by all requisite actions on the part of Seller and the other members of the Seller Group.  This Agreement has been, and upon their execution, the other Transaction Documents will have been, duly executed and delivered by Seller and such other members of the Seller Group (as applicable), and (assuming due authorization, execution and delivery by Purchaser and the other members of the Purchaser Group (as applicable)) this Agreement constitutes, and upon their execution, the other Transaction Documents, will constitute, legal, valid and binding obligation of Seller and the other members of the Seller Group enforceable against Seller and the other members of the Seller Group, as applicable, in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws now and hereunder in effect relating to the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies (the “Enforceability Limitations”).

Section 6.02.No Conflict.

The execution, delivery and performance of this Agreement and other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to any payment obligation, or a right of termination, cancellation, modification of acceleration of any obligation or loss of any benefit under, or result in in the creation of any Encumbrance (other than Permitted Encumbrances)  (any such event, a “Conflict”) (a) any provision of the Constitutional Documents of any member of the Seller Group, (b) any Applicable Law or Order applicable to the Business, the Transferred Assets or the Seller Group, or (c) any Transferred Contract, or (d) any of the Business or the Transferred Assets, except in the case of each of clauses (b) through (d) above, for such Conflicts which would not reasonably be expected to be material to the Business.

Section 6.03.Consents.

(a)Section 6.03(a) of the Disclosure Letter sets forth all necessary notices, consents, waivers and approvals of parties to any Transferred Contract listed under Schedule 2.01(d) as of the Signing Date, or for any such Transferred Contract to remain in full force and effect without limitation, modification or alteration after the Closing so as to preserve all rights of, and benefits to, Purchaser under such Transferred Contracts from and after the Closing.  Following the Closing, Purchaser will be permitted to exercise all of its rights under the Transferred Contracts as of immediately following the Closing without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Seller Group would otherwise be required to pay pursuant to the terms of such Transferred Contracts had the Transactions not occurred.

(b)Except as set forth on Section 6.03(b) of the Disclosure Letter and for filings under the Antitrust Laws, the execution, delivery and performance by Seller and the other members of the Seller Group of this Agreement and other Transaction Documents to which they are party, and the consummation by them of the transactions contemplated hereby and thereby, require no Consent from any Government Authority or any other Person.

Section 6.04.Financial Information, Books and Records.

(a)Seller has made available to Purchaser certain historical profit and loss information related to the Business in connection with Purchaser’s evaluation of the transactions contemplated hereby (collectively, the “Financial Information”).  The Financial Information is accurate and complete in all material respects and presents fairly the financial position of the Business as of the respective dates thereof and Seller’s good faith estimate of the historical revenues and development and other costs of the Business, provided that the Financial Information has not been prepared in accordance with GAAP.

(b)The Books and Records containing historical information (excluding any projections or forward-looking statements and excluding any Books and Records related to Taxes) that have been made available to Purchaser prior to the Signing Date accurately and fairly reflect, in all material respects, the transactions in and dispositions of the assets exclusively used in, held for use in or necessary for the operation of the Business.

(c)Seller has established, maintains, adheres to and enforces a system of internal accounting controls for the operation of the Business which are effective in providing reasonable assurance regarding the reliability of financial reporting, including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Business, (ii) require that transactions are executed only in accordance with management’s general or specific authorization; (iii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iv) access to assets is permitted only in accordance with management’s general or specific authorization; (v) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Business, and (vi) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  No member of the Seller Group has identified or been made aware of (A) any material deficiency or material weakness in the system of internal accounting controls utilized by the Seller Group that are used for the operation of the Business, (B) any fraud, whether or not material, that involves the management of a member of the Seller Group or any employees of the Seller Group who have a role in the preparation of financial statements of the Business or the internal accounting controls utilized by the Seller Group that are used in, held for use in or necessary for the operation of the Business or (C) any claim or allegation regarding any of the foregoing.

(d)Seller is not directly or indirectly engaged in, nor is it a party to, any form of off-balance sheet financing, derivative contracts and/or currency and other hedging arrangements.

(e)Except for deferred maintenance and warranty obligations under the Material Contracts, there are no obligations under any Material Contract requiring performance by Purchaser following the Closing for which payment has been or will be received by any member of the Seller Group before or following the Closing.

Section 6.05. Business Product Inventory.

(a)Section 6.05(a) of the Disclosure Letter provides a list of the Business Product Inventory that is owned and maintained by the Seller Group as of two (2) Business Days prior to the Signing Date.

(b)The Business Product Inventory has been maintained in the Ordinary Course of Business and consists of a quality historically useable and saleable in the Ordinary Course of Business.  All such Business Product Inventory is owned by the Seller Group free and clear of all Encumbrances (other than Permitted Encumbrances).  No member of the Seller Group is under any Liability with respect to accepting returns of items of Inventory in the possession of their customers other than in the Ordinary Course of Business.

Section 6.06.Equipment and Fixed Assets; Condition of Tangible Assets.

(a)Set forth in Schedule II of this Agreement is a true and complete list of the Equipment and Fixed Assets exclusively used in the Business that individually exceed USD 50,000 in net book value as of two (2) Business Days prior to the Signing Date.

(b)As of the Closing Date, the Seller Group will own all Equipment and Fixed Assets listed on Schedule II of this Agreement free and clear of any Encumbrances (other than Permitted Encumbrances and other than Equipment and Fixed Assets that have been disposed of by a member of the Seller Group in compliance with Section 8.01(b) of this Agreement).

(c)The manufacturing assets and equipment included in the Equipment and Fixed Assets: (i) are (subject to normal wear and tear, temporary out-of-service and unpredictable breakage) in good repair and condition and satisfactory working order and (ii) are free from any material defects.

(d)All tangible assets included in the Transferred Assets are in good operating condition and good repair, ordinary wear and tear excepted, and are usable for the purposes for which they are intended to be used.

Section 6.07.Sales and Purchase Order Backlog.

(a)Section 6.07(a) of the Disclosure Letter sets forth a true and complete list, identifying the counterparty, and the amount in USD of each open sales order exceeding USD 500,000 per order that have been accepted by Seller (exclusively related to the Business) and its Subsidiaries (exclusively related to the Business) as of the date three (3) Business Days preceding the Signing Date.

(b)Section 6.07(b) of the Disclosure Letter sets forth a true and complete list, identifying the counterparty, and the amount in USD of each open purchase order exceeding USD 100,000 per order that have been issued by Seller (exclusively related to the Business) and its Subsidiaries (exclusively related to the Business) as of the date three (3) Business Days preceding the Signing Date.

Section 6.08.Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions.

Other than as provided in connection with the negotiation, execution or performance of this Agreement or the other Transaction Documents, between June 29, 2019, and the Signing Date, the Business has been conducted in the Ordinary Course of Business. Without limiting the generality of the foregoing, between June 29, 2019, and the Signing Date, no member of the Seller Group has conducted, or there has not been, in each case solely with respect to the Business:

(a)any creation, assumption or sufferance of (whether by action or omission) the existence of any Encumbrance (other than Permitted Encumbrances) on any Transferred Assets, other than the Encumbrances as set forth in Section 6.08(a) of the Disclosure Letter that will be released at or prior to the Closing;

(b)any acceleration, modification, waiver, amendment, termination or cancellation of any Transferred Contract or any relinquishment of any rights thereunder by Seller or any member of the Seller Group, or any other party, other than, in each such case, (i) actions taken in the Ordinary Course of Business or (ii) actions that are not materially adverse to Purchaser, the Business or the Transferred Assets;

(c)any material damage, destruction or other casualty loss with respect to, or any material interruption in the use of, any Transferred Assets;

(d)any material sale, encumbrance, assignment, transfer or license of any assets or properties which would have been included in the Transferred Assets, except in the Ordinary Course of Business and the transfer of Transferred Assets in accordance with this Agreement;

(e)any material purchases, acquisitions, lease or licenses of assets or properties which will be included in the Transferred Assets, except in the Ordinary Course of Business;

(f)(i) any increase in any manner the compensation of any of the Business Employees, except for such increases to Business Employees (other than members of senior management) in the Ordinary Course of Business  (including annual reviews) or in accordance with the terms of any Benefit Plan as currently in effect, or (ii) any changes to any written agreement with any Business Employee or consultant related to the Business, including any Contract relating to employment, compensation, benefits, termination, retention or severance, except as and to the extent required by Applicable Law or any Benefit Plan;

(g)(i) any hiring of an employee who would constitute a Transferred Employee, other, than with respect to employees with an annual compensation of less than $150,000, to replace departed employees in the Ordinary Course of Business, or (ii) any termination of a Business Employee, other than for cause or in connection with performance evaluations conducted in the Ordinary Course of Business;

(h)any labor dispute, strike, work stoppage or similar labor activity that has affected or is likely to affect the Business in a material adverse manner;

(i)any termination, discontinuation, closing or disposition of any Business facility or other Business operation;

(j)except for Patent prosecution decisions made in the Ordinary Course of Business, (i) any abandonment, sale, assignment, or grant of any security interest (other than any security interest related to a Permitted Encumbrance) in or to any item of the Seller Transferred Intellectual Property, including, without limitation, failure to perform or cause to be performed all applicable filings, recordings and other acts, and paying or causing to be paid all required fees and taxes, to maintain and protect its interest in such Intellectual Property or (ii) any grant to any third party any license with respect to any Seller Transferred Intellectual Property (other than licenses granted in the Ordinary Course of Business);

(k)any settlement of an Action against any member of the Seller Group, except for cash-only settlements made in the Ordinary Course of Business which would constitute Excluded Liabilities;

(l)any commencement of an Action other than (i) for the routine collection of amounts owed or (ii) in such cases where the failure to commence litigation could have a Material Adverse Effect;

(m)any compromise, settlement or waiver any material claims or rights, other than (i) in the Ordinary Course of Business or (ii) with respect to such rights or claims which would have constituted Excluded Assets;

(n)any Tax election filed or changed (except as required by applicable Law), any amendment of any material non-income Tax Return, any adoption of or change to  any Tax accounting method, any closing agreement or Tax ruling entered into, any settlement or compromise of any Tax claim or assessment, any consent granted to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or any right to claim a Tax refund surrendered, except, in each case, as does not have any material effect on Purchaser or the Purchaser Group;

(o)any change in accounting methods or practices or the revaluation of any Transferred Assets, in each case, other than as required by GAAP;

(p)any Material Adverse Effect; or

(q)any agreement, whether in writing or otherwise, to take any of the actions specified in this Section 6.08, except as expressly contemplated by this Agreement and other Transaction Documents.

Section 6.09.Litigation.

Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business or the Transferred Assets, or as set forth in Section 6.09 of the Disclosure Letter, there are no Actions against a Member of the Seller Group relating to the Business or the Transferred Assets, or affecting any of the Transferred Assets or the Business or Business Employees in any material respect, pending (or, to the Knowledge of Seller, threatened) or any reasonable basis for such Actions to be commenced or any known facts which may likely give rise to such Actions.  Neither the Transferred Assets, the Business, nor the Assumed Liabilities is subject to any Order (nor, to the Knowledge of Seller, are there any such Orders threatened to be imposed by any Government Authority).  No member of the Seller Group is subject to any Order which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or that would reasonably be expected to have a Material Adverse Effect.  No Action is pending, or, to the Knowledge of Seller, threatened, against any member of the Seller Group which would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents.

Section 6.10.Compliance with Applicable Law.

(a)Since January 1, 2017, each member of the Seller Group has conducted and continues to conduct the Business in accordance with Applicable Law and with the requirements of applicable authorities, including, without limitation, the land and resources administration authorities, environmental protection authorities and safety and fire control authorities, except where any non-compliance, individually or in the aggregate, has not and would not reasonably be expected to be material to the Business or the Transferred Assets.  Since January 1, 2017, no member of the Seller Group has conducted an investigation with respect to any actual, potential or alleged material violation of any Applicable Law or Order by any director, officer, employees of Seller or any other member of the Seller Group in connection with the Business.

(b)Since January 1, 2017, no member of the Seller Group has been in breach of any Applicable Law or Permits or any Orders binding upon a member of the Seller Group with respect to the Business or the Transferred Assets, except where any non-compliance, individually or in the aggregate, has not and would not reasonably be expected to be material to the Business or the Transferred Assets.

(c)Since January 1, 2017, no reclamations, complaints or objections have been pending or to the Knowledge of Seller, threatened against, any member of the Seller Group with respect to the Business, except where any non-compliance, individually or in the aggregate, has not and would not reasonably be expected to be material to the Business or the Transferred Assets.

(d)Anti-Corruption and Anti-Bribery.  Each member of the Seller Group has at all times in the last three (3) years been, and is currently, in compliance in all material respects with the Anti-Corruption and Anti-Bribery Laws. During the last three (3) years, no member of the Seller Group (including, to the Knowledge of Seller, any director, officer, employee or agent acting on their behalf) has offered, made, promised to make, or authorized the making of, any gift or payment of money or anything of value either directly or indirectly to any Person, including to any officer or employee, agent, or representative of a Governmental Authority (all of the foregoing individuals being individually and collectively referred to herein as “Officials”) for purposes of unlawfully, with respect to the Business, (i) influencing any act or decision of any Person or Official in his or her official capacity, (ii) inducing any Person or Official to do or omit to do any act in violation of the lawful duty of such Person or Official, (iii) inducing such Person or Official to use his or her influence improperly, including with a Governmental Authority, to affect or influence any act or decision, including of such Governmental Authority, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any member of the Seller Group or (iv) securing any advantage.  During the last three (3) years, there are no pending or, to the Knowledge of Seller, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against any Member of the Seller Group with respect to the Anti-Corruption and Anti-Bribery Laws relating to the Business, and, to the Knowledge of Seller, there are no actions, conditions or circumstances pertaining to the activities of any Acquired Company or Affiliate that could reasonably be expected to give rise to any such actions. With respect to the Business, each member of the Seller Group has established and maintains internal controls and procedures reasonably designed to ensure compliance with the Anti-Corruption and Anti-Bribery Laws.

(e)Export Controls.  Each member of the Seller Group has at all times in the last five (5) years conducted, and is currently conducting, the export and re-export transactions of the Business in accordance all other applicable import/export controls in countries in which the Business Operates. Without limiting the foregoing, (i) the Seller Group has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (A) the export, import and re-export of products, services, software and technologies of the Business, and (B) releases of technologies and software of the Business to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) each member of the Seller Group is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Knowledge of Seller, threatened claims against any member of the Seller Group with respect to such Export Approvals or export or re-export transactions related to the Business; (iv) no Export Approvals for the transfer of export licenses to a member of the Purchaser Group are required in connection with the Transactions, or if required, such Export Approvals can be obtained without material cost; and (v) Section 6.10(e) of the Disclosure Letter sets forth the true, correct and complete export control classifications applicable to the Business Products.

(f)Anti-Money Laundering.  With respect to the Business, no member of the Seller Group engages, or has during the last five (5) years engaged, in the business of remitting or transmitting funds or engaged in any act that would make it subject to the regulatory compliance regimes of the Anti-Money Laundering Laws.  No member of the Seller Group (nor, to the Knowledge of Seller, their Affiliates, officers, directors, agents, distributors, employees or other Person associated with or acting on their behalf) has violated or taken any act in furtherance of violating in any material respect the Anti-Money Laundering Laws.

Section 6.11.Licenses and Permits.

The Seller Group has all material Permits necessary for the Business as now conducted.  Each Permit is valid and in full force and effect (and the effectiveness of such Permit will not be affected negatively by the consummation of the Transactions), no member of the Seller Group is in material default or material violation of any Permit, nor has any member of the Seller Group received any notice from any Government Authority regarding any actual or possible default or violation of any Permit, and no suspension, cancellation or termination of any such Permits is pending, threatened in writing or imminent.  In respect of the Permits which are subject to periodic renewal by any Government Authority, to the Knowledge of Seller, there is no reason to believe that such requisite renewals will not be granted by the relevant Government Authority.

Section 6.12.Material Contracts.

(a)Except as set forth on Section 6.12 of the Disclosure Letter, neither Seller nor any other member of the Seller Group is a party to or bound by any of the following Contracts that primarily relate to the Business or Transferred Assets (“Material Contracts”) as follows:

(i)Excluding purchase orders for the purchase of Business Products made in the Ordinary Course of Business, each Contract for the purchase of Business Products, spare parts, or other materials, supplies, equipment or personal property, with any supplier, or for the furnishing of services to a member of the Seller Group with respect to the Business or the Transferred Assets, under the terms of which a member of the Seller Group is likely to pay or otherwise give consideration of more than USD 100,000 in the aggregate within 12 months after the Signing Date;

(ii)excluding sale orders for the sale of Business Products made in the Ordinary Course of Business, each Contract for the sale of Business Products or other personal property, or for the furnishing of services with respect to the Business or the Transferred Assets by a member of the Seller Group which is likely to involve consideration of more than USD 100,000 in the aggregate within 12 months following the Signing Date;

(iii)all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts;

(iv)all management Contracts with independent contractors or consultants (or similar arrangement);

(v)all Contracts relating to Indebtedness of a member of the Seller Group in respect of the Business or the Transferred Assets in an amount exceeding USD 50,000;

(vi)all Contracts with any Government Authority;

(vii)all Contracts that (A) limit or purport to limit the ability of any member of the Seller Group to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) grants any Person “most favored nations” or similar status, (C) contain “non-solicitation,” “no-hire” or similar provisions that prevent any member of the Seller Group from soliciting, hiring, engaging, retaining or employing any other Person’s current or former employees, in a manner that is material to the Business; or (D) otherwise restricts the operation of the Business in any material respect;

(viii)Contracts with respect to Intellectual Property, including any in-bound licenses, out-bound licenses and cross-licenses, but excluding Contracts for (A) commercially-available “off-the-shelf” software licensed in object code; (B) licenses of Open Source Software; (C) non-disclosure agreements not involving the express license of Intellectual Property; (D) evaluation licenses; and (E) non-exclusive licenses granted to purchasers of Business Products in the Ordinary Course of Business;

(ix)All Contracts for the development of the Business Products of Seller Transferred Intellectual Property for or on behalf of Seller or any other member of the Seller Group that are material to the Business, other than contracts with employees of the Seller Group;

(x)All Contracts for the purchase of materials, supplies, services or equipment used in, held for use in, or necessary for the conduct of the Business with respect to which alternative sources of supply are not readily available on comparable terms and conditions to the terms and conditions of such Contracts;

(xi)all Contracts relating to joint ventures, partnerships or teaming arrangements or like agreements, or involving a sharing of profits, losses, costs or Liabilities of any member of the Seller Group with another Person;

(xii)all Contracts relating to the creation of Encumbrances (other than the Permitted Encumbrances) or the guarantee of the payment of Liabilities or performance of obligations of any other Person by any member of the Seller Group;

(xiii)all Contracts relating to the purchase, sale, leasing of, title to, or ownership, use or maintenance of Real Property;

(xiv)all Contracts entered into by Seller or any of its Affiliates in settlement of any Action or other dispute relating to the Business; and

(xv)all Contracts under which the consequences of a default or termination could have a Material Adverse Effect.

(b)(i) No member of the Seller Group has violated or breached in any material respect, or declared or committed any material default under any provisions of, any Transferred Contract, and to the Knowledge of Seller, no other Person has violated or breached in any material respect, or committed any material default under any Transferred Contract; (ii) no event has occurred, and no circumstance or condition exists, that could (with or without notice or lapse of time) reasonably be expected to (A) result in a material violation or breach of any of any provisions of any Transferred Contract, (B) give any Person the right to declare a default or exercise any remedy under any Transferred Contract, (C) give any Person the right to accelerate the maturity or performance of any Transferred Contract, or (D) give any Person the right to cancel, terminate or modify any Transferred Contract; (iii) no member of the Seller Group has received any written, or to the Knowledge of Seller, other notice, regarding any actual, alleged, possible or potential violation or breach of, or default under, any Transferred Contract; and (iv) no member of the Seller Group has waived any material right under any Transferred Contract.

(c)Each of the Transferred Contracts: (i) is valid and binding on the parties thereto and is in full force and effect, (ii) is freely and fully assignable to Purchaser without penalty or other adverse consequences, and (iii) upon consummation of the transaction contemplated by this Agreement and other Transaction Documents, except to the extent that any Consents set forth in Section 6.03(a) of the Disclosure Letter are not obtained, continues in full force and effect without penalty or other adverse consequence.

(d)Seller has made available to Purchaser true and complete copies of all (i) Material Contracts, with competitive information redacted, effective as of the Signing Date, and (ii) Transferred Contracts.

Section 6.13.Intellectual Property.

(a)Seller and/or the other members of the Seller Group own the entire right, title and interest in and to, and has good and marketable title to, all Seller Transferred Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances).   Following the Closing, to the Knowledge of Seller, all Seller Transferred Intellectual Property and Business Products shall be fully transferable and alienable by Purchaser subject to any Permitted Encumbrances, and no member of the Seller Group nor any prior owner or inventor will retain any right or interest in or to the Seller Transferred Intellectual Property or Business Products other than pursuant to the Purchaser License Agreement.

(b)Section 6.13(b) of the Disclosure Letter lists all Registered Seller Transferred Intellectual Property, including for each such item (i) the application number or serial number, (ii) the filing date or issue date; and (iii) the jurisdictions in which each such item of Registered Seller Transferred Intellectual Property has been issued or registered or in which any application for such issuance or registration has been filed. Each item of Registered Seller Transferred Intellectual Property has been prosecuted in all material respects with the rules and processes of the United States Patent and Trademark office (or the equivalent rules or processes of any other patent authority anywhere in the world) in effect at the time pertinent to such prosecution.

(c)Section 6.13(c) of the Disclosure Letter lists all fees and actions that, to the Knowledge of Seller, are due or required within three (3) months following the Signing Date with respect to the Registered Seller Transferred Intellectual Property, including but not limited to, payment of maintenance fees to maintain any Registered Seller Transferred Intellectual Property.

(d)To the Knowledge of Seller, all Registered Seller Transferred Intellectual Property is subsisting, valid and enforceable.  All registration, maintenance and renewal fees with respect to the Registered Seller Transferred Intellectual Property due as of the Signing date have been fully paid.  All necessary documents, recordations, and certificates in connection with the Registered Seller Transferred Intellectual Property have been filed with the relevant Governmental Authorities in the United States or other jurisdictions for the purposes of prosecuting, perfecting and maintaining such Registered Seller Transferred Intellectual Property. There are no pending or threatened in writing, interferences, re-examinations, oppositions, cancellation proceedings, or the non-U.S. equivalent thereof involving any Registered Seller Transferred Intellectual Property.

(e)To the Knowledge of Seller, the operation of the Business as conducted as of the Signing Date and during the three (3) year period immediately preceding the Signing Date has not infringed, misappropriated or violated the Intellectual Property of any Person.

(f)There are no Actions settled, pending or, to the Knowledge of Seller, threatened in writing during the four (4) year period immediately preceding the Signing Date: (i) alleging that any member of the Seller Group, in connection with the operation of the Business, infringes, misappropriates or violates the Intellectual Property of any Person; (ii) challenging the validity, enforceability or ownership by any member of the Seller Group of any Seller Transferred Intellectual Property; or (iii) alleging, by any member of the Seller Group, that any Person infringes, misappropriates or violates any Seller Transferred Intellectual Property.

(g)All current and former officers, employees, consultants, and independent contractors of the Seller Group (as relating to the Business) have executed and delivered to a member of the Seller Group an agreement regarding the protection of proprietary information related to the Business and the assignment to a member of the Seller Group of any Seller Intellectual Property arising from the services performed for such member of the Seller Group by such Persons.  No current or former officer, employee, independent contractor or consultant of a member of the Seller Group (as relating to the Business) is in violation of any term of any employment or consulting agreement regarding the protection of proprietary information related to the Business or the assignment to the Seller Group of any Seller Transferred Intellectual Property arising from services performed for a member of the Seller Group by such Persons.

(h) Each member of the Seller Group has taken commercially reasonable and customary measures and precautions to protect and maintain the confidentiality of all confidential Seller Transferred Intellectual Property.  To the extent any disclosure of confidential Seller Transferred Intellectual Property has been made to a third party, such disclosure has been pursuant to the terms of a written agreement between a member of the Seller Group and such third party. To the Knowledge of Seller, there has been no unauthorized disclosure or use of any Trade Secrets included within the Seller Transferred Intellectual Property or Business Products.

(i)No member of the Seller Group is subject to any proceeding or outstanding decree, Order, judgment, or stipulation restricting the use, transfer, or licensing of Seller Intellectual Property, or which may affect the validity or enforceability of, such Seller Intellectual Property.

(j)No funding, facilities or personnel of any Government Authority were used, directly or indirectly, to develop or create, in whole or in part, any Seller Transferred Intellectual Property.

(k)Neither Seller nor any other member of the Seller Group is or has been a member of, or a contributor to, any industry standards body or similar organization that require or obligate Seller or another member of the Seller Group to grant or offer to any other Person any license or right to any Seller Transferred Intellectual Property.

(l)Excluding bug fixes, error corrections and other modifications made in the Ordinary Course of Business, all customization of Software that any member of the Seller Group is contractually obligated to complete relating to the Seller Transferred Intellectual Property has been completed.

(m)Neither Seller nor any other member of the Seller Group has disclosed, delivered or licensed (or agreed to or otherwise permitted disclosure, delivery or licensing of) any source code for any Software exclusively used for or in any Business Product except for disclosures to employees, contractors, or consultants under agreements that prohibit use or disclosure except in the performance of services to the Seller Group.

(n)Neither Seller nor any other member of the Seller Group has used any Open Source Software in a manner that would require any material Software, other than Open Source Software, exclusively used for or in any Business Product or any Seller Transferred Intellectual Property to be distributed in source code form under any Open Source License. With respect to any Open Source Software that are or have been used in, and is material to, the Business Products, Seller and each other member of the Seller Group have been and are in compliance in all material respects with all applicable licenses with respect thereto.

Section 6.14.Leased Real Property.

(a)No member of the Seller Group owns or has ever owned any Real Property for use in, or necessary for the operation of, the Business, nor is any member of the Seller Group party to any agreement to purchase or sell any such Real Property.

(b)Set forth in Section 6.14(b) of the Disclosure Letter is a true and complete list, as of the Signing Date, of all of the leased or subleased real property primarily used in the Business (the “Business Leasehold Property”) that a member of the Seller Group currently uses or occupies, including the location thereof, the identity of the lessor and lessee, and the rental amounts.

(c)There are no parties other than Seller and the other members of the Seller Group in possession of any of the Transferred Business Leasehold Property or any portion thereof, and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties (other than a member of the Seller Group) the right of use or occupancy of any portion of the Transferred Business Leasehold Property or any portion thereof.

(d)Prior to the Signing Date, Seller has delivered to Purchaser true, complete and correct copies of each Lease Agreement and all material correspondence related to the Transferred Business Leasehold Property.  Each of the Transferred Lease Agreements is in full force and effect without modification or amendment from the form delivered, or made available, to Purchaser and is valid, binding and enforceable in accordance with their respective terms, subject to the Enforceability Limitations.  Each member of the Seller Group has performed all material obligations required to be performed by it to date under each Transferred Lease Agreement to which it is a party, and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the knowledge of Seller, no other party to any Transferred Lease Agreement is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder. Except pursuant to documentation made available to Purchaser, neither Seller nor any other member of the Seller Group has assigned any of its interests under any Transferred Lease Agreement to which it is a party.  No Transferred Lease Agreement is subject or subordinate to any Permitted Encumbrance.  The Transferred Business Leasehold Property is in a condition suitable for return to the lessor under the terms of the applicable Transferred Lease Agreement without payment of any penalty or forfeiture of a security deposit or any portion thereof.

(e)To the Knowledge of Seller, all plants, buildings and other structures included in the Transferred Assets (i) have no material defects, (ii) are in good operating condition and repair, ordinary wear and tear excepted, (iii) are suitable for use in connection with the Business, and (iv) are structurally sound, except where failure of any of the representations in the foregoing clauses (i) through (iv) could not be reasonably expected to materially adversely affect the conduct of the Business or result in material Liability or expenses.

Section 6.15.Customers.

(a)Listed in Section 6.15(a) of the Disclosure Letter are the names and addresses of each of the ten most significant customers (by revenue) of the Business for the twelve months ended June 29, 2019 (each, a “Top Customer”), and the amount for which each such customer was invoiced during such period.

(b)No member of the Seller Group has received any written or formal notice nor, to the Knowledge of Seller, does any member of the Seller Group have any reason to believe that any Top Customer (i) has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services of the Business, or (ii) has otherwise cancelled, modified, terminated or will cancel, modify or terminate its relationship with the Business.

Section 6.16.Suppliers.

(a)Listed in Section 6.16(a) of the Disclosure Letter are the names and addresses of each of the nine most significant suppliers (by dollar value) of raw materials, supplies, merchandise and other goods for the Business for the twelve months ended June 29, 2019 (each, a “Top Supplier”), and the amount for which each such supplier was invoiced during such period.

(b)No member of the Seller Group has received any written or formal notice or, to the Knowledge of Seller, does any member of the Seller Group have any reason to believe that a Top Supplier (i) will not sell raw materials, supplies, merchandise and other goods (as applicable) to Purchaser immediately after the Closing Date on terms and conditions substantially similar to those used in its sales to the Business as of the Signing Date, subject to general and customary price increases and conditions that are beyond the control of Seller or (ii) has otherwise cancelled, modified, terminated or will cancel, modify or terminate its relationship with the Business.

Section 6.17.Employee Matters.

(a)Section 6.17(a) of the Disclosure Letter sets forth a complete and correct list of all Benefit Plans.  For purposes of this Agreement, “Benefit Plans”’ means collectively: (i) all employee benefit plans, whether required by Applicable Law or voluntary; (ii) all bonus or other incentive compensation, deferred compensation, termination pay, retirement benefit, performance award, severance, retention, vacation, insurance rights, pension rights, medical insurance, unemployment insurance, maternity insurance, job‑related injury insurance, housing provident funds, sick leave, stock or other equity‑related award, option or purchase, educational assistance or leave of absence agreements, arrangements, policies or plans; and (iii) all employment, termination, severance, relocation, expatriation, individual compensation, or collective bargaining agreements or arrangements; in each case, related to the Business and in which any Transferred Employee participates (other than any such plans, agreements or arrangements that are required by any Governmental Authority).

(b)With respect to each material Benefit Plan, a complete and correct copy of each of the following documents (if any) has been made available to Purchaser: (i) the most recent document constituting the Benefit Plan; (ii) the most recent summary plan description; (iii) the most recent relevant tax authority determination letter; and (iv) the most recent financial statements and actuarial reports.

(c)Each of the Benefit Plans complies and has been administered and operated in compliance in all material respects with its terms and all Applicable Laws, and each member of the Seller Group has performed in all material respects all obligations required to be performed by it under, is not in default under or violation in any material respect of and has no Knowledge of any default or violation by any other party.

(d)No member of the Seller Group has ever maintained, established, sponsored, participated in, contributed to, or had or could have any Liability to, any Benefit Plan that provides benefits to any current and former officers, employees, consultants, and independent contractors of a member of the Seller Group (as relating to the Business) working or providing services in the United States.

(e)There are no pending Actions, and to the Knowledge of Seller, no Actions threatened in writing in respect of or relating to any Benefit Plans (other than routine, uncontested benefit claims in the ordinary case).

(f)To the Knowledge of Seller, no Transferred Employees are represented by any trade or labor union or other labor organization, and there are no labor or collective bargaining agreements which pertain to the Transferred Employees or under which Seller has any duties or obligations with respect to the Transferred Employees.  None of the Transferred Employees are entitled to any notice relating to the Transactions under Applicable Law or any Contract.

(g)To the Knowledge of Seller, there are no strikes, work stoppages, slowdowns, lockouts, material complaints, or other labor disruptions or issues pending or threatened in writing against any member of the Seller Group relating to the Transferred Employees.

(h)To the Knowledge of Seller, there are no complaints, charges, claims, investigations, audits, or other legal actions or filings against a member of the Seller Group pending or threatened in writing to be brought by or filed with any Government Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by a member of the Seller Group of any Transferred Employee.

(i)Each member of the Seller Group is in in compliance with all Applicable Laws relating to the employment of Transferred Employees, including all Applicable Laws relating to wages, hours, collective bargaining, safety and health, workers’ compensation, and the payment of withholding and/or social insurance Taxes and other similar Taxes, except, in each case, as would not be expected to result in a Material Adverse Effect on the Business.

(j)No Transferred Employee is a party to or is bound by any confidentiality agreement, noncompetition agreement, or other Contract (with any Person), or subject to any judgment, decree or Order of any Government Authority, that may restrict in any material respect such employee to perform his duties or responsibilities on behalf of, or his or her ability to work for Purchaser or another member of the Purchaser Group.

(k)All of the employees of the Seller Group that are exclusively employed in the Business as of the Signing Date are listed on Schedule I of this Agreement. There are no consultants or independent contractors who provide services to the Business as of Signing Date.  To the Knowledge of Seller, none of the employees listed on Schedule I intend to terminate his or her employment for any reason.

Section 6.18.Taxes.

(a)All material Tax Returns required to be filed with respect to the Transferred Assets have been timely filed and all such Tax Returns are true, correct, and complete in all material respects and were prepared in material accordance with all applicable Laws.  Neither Seller nor any other member of the Seller Group has received written notice of a claim that it is or may be subject to taxation in respect of the Transferred Assets in a jurisdiction in which it does not file Tax Returns. All material Taxes due and owing with respect to the Transferred Assets, whether or not shown on any Tax Return, have been timely remitted to the applicable Governmental Authority.

(b)No member of the Seller Group has received from any Government Authority any written notice of any proposed adjustment, deficiency or underpayment of any Taxes pertaining to any Transferred Assets, which notice has not been satisfied by payment or been withdrawn.

(c)All Tax information required to be provided to any Government Authority with respect to the Transferred Assets has been provided within the requisite period or within a permitted extension of such period and is complete and accurate in all material respects.

(d)No member of the Seller Group is liable to return, or make reimbursement of, any Tax rebate or refund, subsidy, relief or incentive (if any) in respect of the Transferred Assets, which may have been or be granted, offered or paid by any Government Authority to any member of the Seller Group.

(e)There are no Encumbrances for Taxes with respect to any of the Transferred assets, other than Permitted Encumbrances.

(f)Each member of the Seller Group, with respect to the Transferred Assets, is in full compliance with all terms and conditions of any Tax exemption, Tax holiday, Tax credit or other Tax reduction agreement or order (each, a “Tax Incentive”) with regard to Taxes for any Pre-Closing Tax Period.  Seller has made available to Purchaser all documents and other information relating to such Tax Incentives with respect to the Transferred Assets.

Section 6.19.Insurance.

Set forth in Section 6.19 of the Disclosure Letter is a list of all insurance policies maintained by or on behalf of a member of the Seller Group with respect to the Business.  In respect of all such insurance: (a) all premiums have been duly paid to date in accordance with the relevant polices; (b) all the policies are in force and are not voidable on account of any act, omission or non-disclosure on the part of the insured party that cannot be cured; and (c) no claim is outstanding, unpaid or in dispute.  No member of the Seller Group has received any written, or to the Knowledge of Seller, oral notice regarding any actual or possible (i) cancellation or invalidation of any such insurance policy, (ii) refusal of any coverage or rejection of any material claim under any such insurance policy or (iii) adjustment in the amount of the premiums payable with respect to any such insurance policy.

Section 6.20.Product Warranties; Business Product.

Section 6.20 of the Disclosure Letter sets forth copies of the standard product warranties of the Seller Group in effect as of the Signing Date with respect to the Business Products.  Except as set forth in Section 6.20 of the Disclosure Letter, no member of the Seller Group varied such standard product warranties in any material respect and there are no other currently effective warranties with respect to any of the Business Products that have been made or issued by any member of the Seller Group and pursuant to which a member of the Seller Group may have liability.  There are no warranty claims or product liability pending or, to the Knowledge of Seller, threatened, relating to the Business Products, except as would not reasonably be expected to be material to the Business.  No member of the Seller Group has any Liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased, or delivered by the Business, except as would not reasonably be expected to be material to the Business.  No product Liability claims (or series of related of claims) relating to the Business involving amounts in excess of USD 100,000 have occurred within the past three (3) years.

Section 6.21.Transferred Assets.

(a)Seller or a member of the Seller Group possesses good, valid and saleable title to the Transferred Assets free from any Encumbrance (other than Permitted Encumbrances), and upon the consummation of the Transactions, the Purchaser Group will acquire good, valid and saleable title to the Transferred Assets free from any Encumbrance (other than Permitted Encumbrances) provided that Purchaser engages in legally valid means to obtain title.

(b)Except as set forth in Section 6.21(b) of the Disclosure Letter, the Transferred Assets together with all of the other rights, licenses, services, and benefits to be provided to Purchaser and the Purchaser Group pursuant to the Transaction Documents: (i) constitute all of the material assets, rights (including Intellectual Property) and technology owned by any member of the Seller Group and used or held for use in the conduct of the Business in the manner as currently conducted or required for Purchaser to research, design, develop, market, distribute, license, support, maintain, offer to sell and sell Business Products upon the Closing; and (ii) are sufficient and adequate to continue to conduct the Business in the manner as currently conducted or required for Purchaser to research, design, develop, market, distribute, license, support, maintain, offer to sell and sell Business Products upon the Closing; provided that the foregoing clause (i) and (ii) shall not constitute a representation or warranty of non-infringement of third-party Intellectual Property rights covered under Section 6.13.

Section 6.22.CFIUS.

The Business is not a “pilot program U.S. business” as defined in 31 C.F.R. § 801.213.

Section 6.23.Environmental Matters.

(a)Except in compliance in all material respects with Environmental Laws and in a manner that would not reasonably be expected to subject Seller or any member of the Seller Group member to material Liability, to the Knowledge of Seller, no Hazardous Materials are present on any Transferred Business Leasehold Property (including in the soil and groundwater), in connection with the Business.

(b)No member of the Seller Group has received any material Environmental Claim with respect to the Business or any Business Property that remains outstanding and unresolved, and no material Environmental Claim is now pending or, to Seller’s knowledge, threatened against any member of the Seller Group (or against any other Person whose Liability a member of the Seller Group has retained or assumed either contractually or by operation of Law).  Except as would not reasonably be expected to result in material Liability, each member of the Seller Group has complied and is in compliance in all material respects with all applicable Environmental Laws.  The Hazardous Materials Activities of each member of the Seller Group, or their predecessors, in connection with the Business prior to the Closing have not resulted in the exposure of any Person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause a material adverse health effect.

(c)No member of the Seller Group has entered into any Transferred Contract that may require any member to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising in connection with the Business under Environmental Law or as a result of the Hazardous Materials Activities of any member of the Seller Group or any predecessor, which would reasonably be expected to result in material Liability.

Section 6.24.Brokers.

No member of the Seller Group has employed any broker, investment banker or finder in connection with the Transactions who would have a valid claim for a finder’s fee, brokerage commission or similar payment from any member of the Purchaser Group in connection with the negotiation, execution or delivery of the Transaction Documents or the Transactions.

Section 6.25.Exclusivity of Representations and Warranties.

Seller acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Section 7 (and except for any representations and warranties of Purchaser or the Purchaser Group expressly set forth in the other Transaction Documents).  Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 7 (and except for any representations and warranties of Purchaser or the Purchaser Group expressly set forth in the other Transaction Documents): (a) neither Purchaser, the Purchaser Group nor any other Person acting or purporting to act on behalf of the foregoing makes or has made any representation or warranty relating to Purchaser or any of their businesses, operations or otherwise in connection with this Agreement or the transactions contemplated by this Agreement or the other Transaction Documents; (b) no Person has been authorized by Purchaser or any of its Affiliates or Representatives or any member of the Purchaser Group to make any representation or warranty relating to Purchaser, or any of their businesses or operations or otherwise in connection with this Agreement; and (c) the representations and warranties made by Purchaser in this Agreement are in lieu of and are exclusive of all other representations and warranties and Purchaser hereby disclaims any implied representations or warranties, notwithstanding the delivery or disclosure to Seller or any of its Subsidiaries or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements) unless and solely to the extent any such documentation or other information is expressly the subject of any express representation or warranty of Purchaser or the Purchaser Group set forth in this Agreement or any other Transaction Document.

SECTION 7
Representations And Warranties of Purchaser

In order to induce Seller to enter into this Agreement, and as part of the consideration for their signing this Agreement, Purchaser hereby makes the representations and warranties to Seller as of the Signing Date and as of the Closing Date as follows:

Section 7.01.Organization, Authority and Qualification of Purchaser.

Purchaser and each other member of the Purchaser Group (a) is a company duly approved and established, validly existing and in good standing (or equivalent) under the Laws of its jurisdiction and has all necessary power and authority (i) to enter into this Agreement and other Transaction Documents to which it is a party, (ii) to carry out its obligations hereunder and thereunder, (iii) to consummate the transactions contemplated hereby and thereby, and (iv) to own, lease and operate its properties and to carry on its business as now being conducted, and (b) is duly licensed or qualified to do business and each is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such licensing or qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect on such member of the Purchaser Group.  The execution and delivery of this Agreement by Purchaser, the performance by Purchaser and each member of the Purchaser Group of its obligations hereunder and the consummation by Purchaser and each other member of the Purchaser Group of the transactions contemplated hereby have been duly authorized by all requisite actions on the part of Purchaser and the other members of the Purchaser Group and no other company proceedings on the part of Purchaser or another member of the Purchaser Group are necessary to approve this Agreement, the other Transaction Documents, or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of the Enforceability Limitations.

Section 7.02.No Conflict.

The execution, delivery and performance of this Agreement and other Transaction Documents by Purchaser does not, and the consummation of the transactions contemplated hereby and thereby, do not and will not Conflict with (a) any provision of the Constitutional Documents of any member of the Purchaser Group, (b) any Applicable Law or Order applicable to a member of the Purchaser Group or any of its assets, properties or businesses, (c) any other contracts, agreements or instruments to which a member of the Purchaser is a party or (d) any of the assets of the Purchaser Group pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which a member of the Purchaser Group is a party or by which any of its assets are bound or affected, in each case, except as would not reasonably be expected to have a Material Adverse Effect on the Purchaser Group, taken as a whole.

Section 7.03.Consents.

Except for filings under the Antitrust Laws, the execution, delivery and performance by Purchaser and the other members of the Purchaser Group of this Agreement and other Transaction Documents to which they are party, and the consummation by them of the transactions contemplated hereby and thereby, require no Consent from any Government Authority or any other Person.

Section 7.04.Litigation.

Except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions, as of the Signing Date, there are no Actions by or against any member of the Purchaser Group, pending before any Government Authority (or threatened in writing to be brought by or before any Government Authority) with the object of seeking to prevent, hinder, modify, delay or challenge the Transactions.  As of the Signing Date, except as would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions, no member of the Purchaser Group is not subject to any Order with the object of seeking to prevent, hinder, modify, delay or challenge the Transactions (nor, to the Knowledge of Purchaser, are there any such Orders threatened in writing to be imposed by any Government Authority).

Section 7.05.Compliance with Applicable Laws.

(a)Since January 1, 2017, each member of the Purchaser Group has conducted and continues to conduct its business in accordance with Applicable Law and with the requirements of applicable authorities, including, without limitation, the land and resources administration authorities, environmental protection authorities and safety and fire control authorities, except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Purchaser Group, taken as a whole.

(b)Since January 1, 2017, no member of the Purchaser Group is, nor has been, in breach of any Applicable Law or Permits or any Orders binding upon Purchaser, except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Purchaser Group, taken as a whole.

(c)Since January 1, 2017, no reclamations, complaints or objections have been or, to the Knowledge of Purchaser, are pending or threatened in writing against, or involve any member of the Purchaser Group with respect to any products, services, activities, facilities, premises, machinery, assets or personnel of such member of the Purchaser Group, except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Purchaser Group, taken as a whole.

Section 7.06.Equity Financing.

(a)Limited Guarantee and Equity Commitment Letter. As of the Signing Date, Purchaser has delivered to Seller (i) a true, correct and complete copy of the fully executed Limited Guarantee dated as of the of the Signing Date pursuant to which the Guarantor has committed to guaranty the obligations of Purchaser and each member of the Purchaser Group pursuant to or in connection with this Agreement and the other Transaction Documents and (ii) a true, correct and complete copy of the executed Equity Commitment Letter, dated as of the of the Signing Date, pursuant to which the Equity Financing Source has committed, subject to the terms and conditions thereof, to invest in Purchaser, directly or indirectly, the cash amounts set forth therein for the purpose of funding up to the Consideration (such financing, the “Equity Financing”).

(b)Necessary Funds. Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter, Purchaser will have at Closing all funds necessary to consummate the Transactions.  Notwithstanding anything to the contrary contained herein, Purchaser understands and acknowledges that under the terms of this Agreement, Purchaser’s obligations hereunder are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangements, Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser.

(c)No Amendments. As of the Signing Date, (i) the Limited Guarantee, Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the Signing Date; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect.  There are no other Contracts, agreements, side letters or arrangements to which Purchaser is a party relating to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.

(d)Validity. As of the Signing Date, each of the Limited Guarantee and the Equity Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of the Guarantor, Purchaser and the Equity Financing Source, as applicable, enforceable against the Guarantor, Purchaser and the Equity Financing Source, as applicable, in accordance with its terms, subject to the Enforceability Limitations.  The Guarantor has obtained all corporate authorizations (including internal and/or investment committee approvals) required to empower it to enter into and perform its obligations under the Limited Guarantee.  Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which Purchaser or the Equity Financing Source, or any of their respective Affiliates, is a party.  As of the Signing Date, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser or the Equity Financing Source pursuant to the Equity Commitment Letter (it being understood that Purchaser are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Section 6 or the Seller’s compliance hereunder).  As of the Signing Date, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter (it being understood that Purchaser is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Section 6 or the Seller’s compliance hereunder).  As of the Signing Date, Purchaser fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Equity Commitment Letter.

Section 7.07.Exclusivity of Representations and Warranties

Purchaser acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Section 6 (including the Disclosure Letter and except for any representations and warranties of Seller or the Seller Group expressly set forth in the other Transaction Documents).  Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 6 (including the Disclosure Letter and except for any representations and warranties of Seller or the Seller Group expressly set forth in the other Transaction Documents): (a) neither Seller, the Seller Group nor any other Person acting or purporting to act on behalf of Seller makes, or has made, any representation or warranty relating to Seller, the Business, the Transferred Assets, or any of Seller’s businesses, operations or otherwise in connection with this Agreement or the transactions contemplated by this Agreement or the other Transaction Documents; (b) no Person has been authorized by Seller or any of its Affiliates or their respective Representatives to make any representation or warranty relating to Seller, the Business, the Transferred Assets, or any of Seller’s businesses or operations or otherwise in connection with this Agreement; and (c) the representations and warranties made by Seller in this Agreement are in lieu of and are exclusive of all other representations and warranties, and Seller hereby disclaims any implied representations or warranties, notwithstanding the delivery or disclosure (including disclosure by way of inclusion in the electronic data room hosted by or on behalf of Seller in connection with the transactions contemplated by this Agreement) to Purchaser or any of its Affiliates or Representatives or any member of the Purchaser Group of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements) unless and solely to the extent any such documentation or other information is expressly the subject of any express representation or warranty of Seller or the Seller Group set forth in this Agreement or in the other Transaction Documents.

SECTION 8
Covenants

Section 8.01.Conduct of Business Prior to Closing.

(a)From the Signing Date to the earlier of the Closing Date or the termination of this Agreement, Seller shall, and Seller shall cause the other members of the Seller Group to (i) operate the Business in the Ordinary Course of Business (including using commercially reasonable efforts to ensure that the volume of Closing Business Product Inventory is at a level consistent with historical practices), and (ii) use commercially reasonable efforts to (A) comply with Applicable Law and (B) preserve intact the Business.

(b)From the Signing Date to the earlier of the Closing Date or the termination of this Agreement, Seller shall not, and Seller shall cause the other members of the Seller Group not to, take any of the actions specified in Section 6.08 (b), (d) through (g), (i) through (o) and (q) (solely with respect to the foregoing clauses) of this Agreement, except (i) as consented to by email by the individuals set forth on Schedule 8.01(b) on behalf of Purchaser in response to an email request for such consent to an exception to this Section 8.01(b) that is addressed to the email addresses set forth on Schedule 8.01(b), it being understood that Purchaser shall not unreasonably withhold, delay, or condition its consent to any request made in accordance with this Section 8.01(b) (provided, however, that Purchaser shall be deemed to have consented to such request if Purchaser does not object via email or otherwise in writing within seventy-two (72) hours after a request for such consent is submitted to Purchaser in the manner set forth above; provided, further, that the Parties agree that Section 12.06 shall not apply to this clause (i)), (ii) as expressly contemplated by this Agreement or the other Transaction Documents and (iii) as required by Applicable Law.

Section 8.02.Access to Information; Notification.

(a)Except with respect to Tax Returns of Seller and the other members of the Seller Group, from the Signing Date to the earlier of the Closing Date or the termination of this Agreement, Seller shall provide, upon reasonable prior notice to the Seller and its Representatives (a) access by Purchaser and its Representatives during normal business hours, to the offices, assets and facilities of Seller and the other members of the Seller Group relating exclusively to the Transferred Assets and Business, and (b) other information relating exclusively to the Transferred Assets and the Business as Purchaser may reasonably request from time to time; provided, however, the reasonableness of such access and requests will be determined by taking into account, among other considerations, the competitive positions of the Parties and any interference with the normal operations of Seller and its Subsidiaries; provided, further, however, that Seller and the other members of the Seller Group may restrict or otherwise prohibit access to any such offices, facilities, assets or information to the extent that Seller or the other members of the Seller Group reasonably determines (after consultation with outside counsel) such information constitutes information (i) that any Applicable Law or Order requires Seller or any of the other members of the Seller Group to restrict or prohibit access to such information, (ii) the disclosure of which would cause a default under, or give a third party the right terminate or allow a third party to accelerate rights under, a Contract, (iii) restricting access to which is reasonably necessary for Seller or any of the other members of the Seller Group to preserve attorney-client privilege, work product, or other applicable privilege applicable to such documents or information (provided, that the parties shall use commercially reasonable efforts to take such reasonable measures as will permit the compliance with such obligations in a manner that avoids any such harm or consequence), (iv) that relates to a threatened or filed Action involving Seller or any of the other members of the Seller Group, on the one hand, and Purchaser or any of the other members of the Purchaser Group, on the other hand or (v) relating to the financial terms and strategy decisions relating to the process leading up to the execution of this Agreement or Seller’s or its Representatives’ evaluation thereof and shall in no event interfere or infringe upon the trade secret or other confidential information of Seller or any of the other members of the Seller Group. Notwithstanding anything herein to the contrary, neither Purchaser, nor any of its Affiliates, nor any of their respective Representatives, nor any member of the Purchaser Group, shall, without the prior written consent of Seller, make inquiries of Persons (other than the suppliers and customers in relation to the negotiation of replacement Contracts for the Contracts of the Business) having business relationships with any member of the Seller Group (including suppliers and customers) regarding a member of the Seller Group or such business relationships.

(b)During the period beginning on the Closing Date and concluding on the four (4) year anniversary of the Closing Date (the “Information End Date”), each Party will use commercially reasonable efforts to afford to the other Party, its counsel and its Representatives, during normal business hours, upon reasonable advance notice, reasonable access to (i) the then-current (to the extent practicable) employees of such party (and of its controlled Affiliates) as witnesses, and (ii) the books and records relating to the Transferred Assets or the Assumed Liabilities in its possession and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party, to facilitate the investigation, litigation and final disposition of any Action between a Party and a third party; provided, however, that in no event will either Party be obligated to (A) use such access or information in a manner adverse to the other Party, (B) provide any access to books and records relating to Taxes or any Deal Communications, (C) provide access or information under this Section 8.02(b) if the provision of such access or information will negatively affect the providing Party or (D) provide any privileged information without a common interest agreement in a form mutually agreed to by the Parties.  Any information learned as a result of any examination conducted pursuant to this Section

8.02(b) shall be subject to Section 8.03, provided that the confidentiality obligations of Section 8.03 will continue until the three year anniversary of the Information End Date for purposes of this Section 8.02(b).  Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 8.02(b).  Neither party shall be required by this Section 8.02(b) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

(c)Seller shall promptly notify Purchaser in writing of (i) the occurrence or failure to occur of any event, which occurrence or failure causes or is reasonably likely to cause any of the representations or warranties of Seller set forth in Section 6 to be untrue or inaccurate in any material respect, (ii) any failure of Seller to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by Seller hereunder, and (iii) the occurrence of a Material Adverse Effect; provided, however, that in no event shall any failure by Seller to provide notice as set forth above constitute a breach of covenant for the purpose of Section 5.02(a) unless Seller has willfully and deliberately elected not to provide such notice for the purpose of intentionally withholding such information from Purchaser.  Subject to the proviso in the foregoing sentence, no notice delivered pursuant this subsection shall be deemed to (x) modify any representation, warranty or covenant set forth herein, or in any certificate or any schedule, (y) cure or prevent any such inaccuracy or failure, or (z) limit or otherwise affect the remedies available hereunder to Purchaser.

(d)Purchaser shall promptly notify Seller in writing of (i) the occurrence or failure to occur of any event, which occurrence or failure causes or is reasonably likely to cause any of the representations or warranties of Purchaser set forth in Section 7 to be untrue or inaccurate in any material respect, and (ii) any material failure of Purchaser to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by Purchaser hereunder; provided, however, that in no event shall any failure by Purchaser to provide notice as set forth above constitute a material breach of covenant for the purpose of Section 5.03(a) unless Purchaser has willfully and deliberately elected not to provide such notice for the purpose of intentionally withholding such information from Seller.  Subject to the proviso in the foregoing sentence, no notice delivered pursuant this subsection shall be deemed to (x) modify any representation, warranty or covenant set forth herein, or in any certificate or schedule, (y) cure or prevent any such inaccuracy or failure, or (z) limit or otherwise affect the remedies available hereunder to Seller.

Section 8.03.Confidentiality.

(a)Subject to Section 8.02(b), during the period beginning on the Closing Date and ending on the five year anniversary of the Closing Date, (1) each of the Parties to this Agreement shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of negotiating and/or entering into this Agreement or any other Transaction Document, including any information which relates to: (x) the existence and provisions of any Transaction Document; (y) the negotiations relating to any Transaction Document; or (z) a Party to any Transaction Document or the business activities carried on by such Party or any of its Affiliates and (2) Seller recognizes that by reason of Seller’s ownership of the Business and the Transferred Assets prior to the Closing, Seller has acquired confidential information related to the Business and the Transferred Assets, and Seller agrees to treat as strictly confidential and not disclose such information unless permitted pursuant to this Agreement or the other Transaction Documents (including Seller’s participation in the Restricted Business with respect to the Persons set forth on Schedule 8.10(a) and the marketing, offering to sell and sale of goods and services to such Persons, and the use of Licensed Intellectual Property (as defined in the Purchaser License Agreement) pursuant to the Purchaser License Agreement).

(b)However, this Section 8.03 shall not prohibit disclosure or use of any information if and to the extent:

(i)the disclosure or use is required by Applicable Law (including any regulations of a stock exchange on which the shares of any Party or its Affiliates are listed), Order or any Governmental Authority, provided that prior to such disclosure or use of information the Party concerned shall, to the extent legally permitted, promptly notify the other Parties of such requirement with a view to providing other the Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use;

(ii)the disclosure or use is required for the purpose of any legal proceedings arising out of this Agreement or any other agreement entered into, under or pursuant to this Agreement; or the disclosure is made to a Tax authority in connection with the Tax affairs of the disclosing Party;

(iii)the disclosure is made to the Representatives who need to know such information for the evaluation, negotiation and/or consummation of the Transactions or any agreement entered into, under or pursuant to this Agreement, provided that such Representatives undertake to comply with the provisions of Section 8.03(a) and (b) in respect of such information as if they were a party to this Agreement;

(iv)the disclosure is required by the provisions of this Agreement;

(v)the information is or becomes publicly available (other than by breach of any confidentiality agreement or of this Agreement); or

(vi)Seller and Purchaser have given prior written approval of the disclosure or use by such Party.

(c)Purchaser agrees that all privileged communications prior to the Closing between or among any member of the Seller Group (collectively, the “Seller Parties”), or any of their respective directors, officers employees or other representatives, on the one hand, and Jones Day, on the other hand, made in connection with the negotiation, documentation and consummation of the Transactions or otherwise related to the foregoing (collectively, the “Deal Communications”), shall be deemed to be retained by the Seller Parties, shall be controlled by Seller and shall not be claimed by Purchaser or any of its Affiliates or any member of the Purchaser Group (collectively, the “Purchaser Parties”). All communications (including all privileged communications) in any form or format whatsoever between or among (i) Jones Day, (ii) other outside legal counsel of Seller or its Subsidiaries or (iii) in-house legal counsel to Seller or its Subsidiaries (to the extent such communications with in-house legal counsel are privileged communications), on the one hand, and Seller, its Subsidiaries or any of their respective directors, officers, employees, or other Representatives, on the other hand, to the extent they do not relate in any way to the negotiation, documentation, and consummation of the Transactions, or any dispute arising under this Agreement or the Transactions (collectively, the “Non-Deal Communications”), to the extent privileged, shall remain privileged after the Closing and the Non-Deal Communications and the expectation of client confidence relating thereto shall belong solely to and be controlled by Seller.

(d)Notwithstanding Section 8.03(c), in the event that a dispute arises between Seller and Purchaser, on the one hand, and a third party other than the Seller Group, on the other hand, Purchaser or any of its Affiliates or any member of the Purchaser Group may assert the attorney-client privilege to prevent the disclosure of the Deal Communications to such third party or waive such privilege if desired in connection with resolving such dispute.  In the event that Purchaser is legally required or requested by an Order or otherwise (any such request or order, a “Legal Request”) to access or obtain a copy of all or a portion of the Deal Communications, Purchaser shall be entitled to access or obtain a copy of and disclose the Deal Communications to the extent necessary to comply with any such Legal Request.  In the event of any Legal Request, Purchaser shall promptly notify Seller in writing (prior to the disclosure by Seller of any Deal Communications to the extent practicable).

(e)The Parties acknowledge and agree that Jones Day has confirmed to Purchaser that it maintains customary protocols and procedures, consistent with its professional duties, in respect of such Deal Communications and Non-Deal Communications.

Section 8.04.Public Announcements.

No Party shall issue any press release or make any public statement with respect to the Transaction Documents or the Transactions without the prior written consent of the other Party, except for any press releases or public statements that are required by Applicable Law (including the rules and regulations of a stock exchange on which the shares of any Party or its Affiliates are listed) or Order.  If disclosure is required by Applicable Law or Order: (a) it should not contain any reference to a member of the Purchaser Group without Purchaser’s written consent; (b) it should not contain any reference to a member of the Seller Group without Seller’s written consent; (c) it will otherwise contain only such information specifically required by Applicable Law or Order; (d) Seller will use reasonable efforts to consult with Purchaser in advance prior to making such disclosure and (e) Purchaser will use reasonable efforts to consult with Seller in advance prior to making such disclosure.  Notwithstanding any provision of this Section 8.04, after the Closing Date, Purchaser may make any announcement concerning the Business without prior consultation with Seller; provided, however, that in no event shall Purchaser make any public statement with respect to the terms of the Transaction Documents or the Transactions unless required by Applicable Law or Order.

Section 8.05.Employee Matters.

(a)Before March 1, 2020, Purchaser shall (or shall cause a member of the Purchaser Group to), in consultation with Seller, make an offer of employment to each Business Employee on terms that will (i) be contingent on Closing, (ii) be subject to and in compliance with Purchaser’s standard human resources policies and procedures, including requirements for proof evidencing a legal right to work in the offeree’s country of current employment, (iii) have terms, including the position, salary and responsibilities of such Business Employee, which will be determined by Purchaser in its sole discretion, except that all Business Employees will be offered base salary or wages and employee benefits in accordance with Section 8.05(b), (iv) supersede any prior employment agreements and other arrangements with such Business Employee in effect prior to the Closing Date and (v) recognize the service and seniority years with the applicable member of the Seller Group (as well as service with any predecessor employer, to the extent recognized by any member of the Seller Group) of such Business Employee, other than for service and seniority years related to the payment of statutory severance under Applicable Law. Each Business Employee that accepts Purchaser’s or a member of the Purchaser Group’s offer of employment shall also sign (1) a Termination Agreement to voluntarily terminate his or her employment with

Seller or the applicable member of the Seller Group and transfer his or her employment to Purchaser or a member of the Purchaser Group effective on the Closing Date and (2) an Employment Agreement effective on the Closing Date.  If such offer is accepted and such Business Employee actually commences employment with a member of the Purchaser Group immediately following the Closing, such Business Employee shall become a Transferred Employee on the Closing Date.  Neither Seller nor any other member of the Seller Group shall be obliged to pay any severance or any compensation in any form arising from or related to the employment transfer pursuant to this Agreement to any of the Transferred Employees arising from or related to the employment of the Transferred Employees on or after the Closing. No member of the Purchaser Group shall be obliged to pay any severance or any compensation in any form arising from any termination of the Non-Transferred Employees.  In the event that any severance, compensation or Liabilities related to the employment status (including future termination) becomes payable to any of the Transferred Employees, in respect of services provided by the Transferred Employees to a member of the Purchaser Group on or after the Closing Date, Purchaser or another member of the Purchaser Group shall be solely and fully responsible for such severance, compensation or Liability and shall indemnify and hold the Seller Group harmless from any Losses with respect thereto.  In the event that any severance, compensation or Liabilities related to the employment status is earned by or becomes payable to any of the Transferred Employees in respect of services provided by the Transferred Employees to a member of the Seller Group prior to the Closing, Seller or another member of the Seller Group shall be solely and fully responsible for such severance, compensation or Liability and shall indemnify and hold the Purchaser Group harmless from any Losses with respect thereto, including any and all severance payments and related obligations, unused vacation pay and other benefits otherwise payable under employee benefit programs of the Seller Group.  In the event that any severance, compensation or Liabilities related to the employment status (including future termination) becomes payable to any of the Non-Transferred Employees, Seller or another member of the Seller Group shall be solely and fully responsible for such severance, compensation or Liability and shall indemnify and hold the Purchaser Group harmless from any Losses with respect thereto, including any and all severance payments and related obligations, unused vacation pay and other benefits otherwise payable under employee benefit programs of the Seller Group.

(b)From the Closing Date until the first anniversary of the Closing Date (the “Continuation Period”), Purchaser shall provide, or shall cause a member of the Purchaser Group to provide, each of the Transferred Employees who remains employed with Purchaser or a member of the Purchaser Group during the Continuation Period with (i) total cash compensation, including base salary or wages and bonus opportunity as in effect immediately prior to the Closing Date, and (ii) all other employee benefit plans, programs and arrangements (including severance), in each case that are no less favorable in the aggregate than those provided to such Transferred Employees immediately prior to the Closing Date.

(c)With respect to any employee benefit plan maintained by Purchaser or the applicable member of the Purchaser Group or required by law in which any Transferred Employee becomes a participant, for purposes of determining eligibility to participate, vesting, vacation, paid time-off, and pension (as applicable), each Transferred Employee’s service and seniority years with any member of the Seller Group (as well as service with any predecessor employer, to the extent recognized by any member of the Seller Group) shall be fully recognized by the Purchaser Group.  Seller or the applicable member of the Seller Group will be responsible for payment of, and shall retain all Liabilities relating to, all accrued or earned and outstanding compensation including salary, commissions, bonuses, and all earned or accrued vacation pay, unused paid annual leave, sick leave pay, vacation pay or other paid time that are incurred in respect of services provided by the Business Employees to Seller or the applicable member of the Seller Group prior to the Closing.

(d)Purchaser and Seller recognize it to be in their and their respective employees’ best interests that the transactions in this Section 8.05 be effected in an orderly manner and agree to devote their respective reasonable best efforts and to cooperate fully in complying with the provisions of this Section 8.05. Without limiting the generality of the foregoing, Seller and Purchaser each agrees to (and shall cause each of their respective Affiliates and the Seller Group and Purchaser Group, respectively, to) execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this Section 8.05 and to facilitate the transactions referred to in this Section 8.05.

(e)Nothing in this Agreement shall confer upon any Transferred Employee or any other Person any right to continue in the employment or service of Purchaser, Seller, any of their respective Affiliates, any member of the Seller Group or any member of the Purchaser Group or constitute or create an employment agreement with any Transferred Employee. Any provision in this Agreement to the contrary notwithstanding, nothing in this Section 8.05 shall (i) be deemed or construed to establish, or be an amendment or other modification of, any Purchaser benefit or employment plan, program, agreement or arrangement, (ii) alter or limit the ability of the Purchaser and its Affiliates to amend, modify or terminate any Purchaser benefit or employment plan, program, agreement or arrangement after the Closing Date, or (iii) create any third party rights in any current or former service provider or employee of Purchaser, Seller or any of their Affiliates (or any beneficiaries or dependents thereof).

(f)On or prior to January 6, 2020, Seller shall provide to Purchaser a table setting forth, as of December 31, 2019, the name, hiring date, annual salary or hourly wage, annual commission targets and earnings for 2019, annual bonus target for 2019, outstanding restricted stock awards, vesting schedule for such restricted stock awards, accrued but unpaid vacation balances, exempt/non-exempt status, and accrued but unpaid sick leave of each Business Employee, as well as a summary of all employee benefits provided by the Seller Group to each such Business Employee.

Section 8.06.Equity Financing.

(a)Subject to the terms and conditions of this Agreement, Purchaser will not permit any amendment, supplement, replacement or other modification to be made to, or any consent or waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, supplement, replacement, modification, condition or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing from that contemplated in the Equity Commitment Letter; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing as set forth in the Equity Commitment Letter or any other terms to the Equity Financing as set forth in the Equity Commitment Letter in a manner that would reasonably be expected to (A) delay, impede or prevent the consummation of the transactions contemplated by this Agreement; (B) make the timely funding of the Equity Financing, or the satisfaction of the conditions to obtaining the Equity Financing, less likely to occur in any respect; or (C) adversely impact the ability of Purchaser to enforce its rights against the Equity Financing Source when required pursuant to this Agreement. Purchaser shall deliver to Seller a true and complete copy of any such amendment or modification prior to Purchaser’s entry into such amendment or modification at least five (5) Business Days prior to Purchaser’s entry thereto.

(b)Subject to the terms and conditions of this Agreement, Purchaser will use its reasonable best efforts to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) satisfy on a timely basis all conditions to funding that are applicable to Purchaser in the Equity Commitment Letter; (iii) consummate the Equity Financing at or prior to the Closing and cause the Equity Financing Source to fund the Equity Financing at or prior to the Closing; (iv) comply with its obligations pursuant to the Equity Commitment Letter; and (v) enforcing its rights pursuant to the Equity Commitment Letter, including seeking specific performance against the Equity Financing Source.

(c)Purchaser shall give Seller prompt written notice (but in any event not later than twenty-four (24) hours after the occurrence or discovery thereof) (i) of any breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Purchaser becomes aware, (ii) of the receipt by Purchaser of any notice or other communication from any Person (written or oral) with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter, of any provisions thereof or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter that could reasonably be expected to result in an actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter, or any provision thereof, or (iii) of the occurrence of any event or development that is reasonably likely to prevent, materially delay or materially impede the timely funding of all or any portion of the Equity Financing or the satisfaction of the conditions to obtaining the Equity Financing materially less likely to occur.  Upon the reasonable request of Seller, Purchaser shall provide Purchaser information in reasonable detail about the status of its efforts to arrange the Equity Financing.

(d)Purchaser expressly acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, its obligations hereunder, including its obligation to consummate the Closing, are not subject to, or conditioned on, receipt of the Equity Financing or any other financing.

Section 8.07.Bulk Sales.

It will not be practicable to comply or to attempt to comply with the procedures of the Uniform Commercial Code or other bulk sales laws or similar Applicable Laws of the jurisdiction in which the Transferred Assets to be conveyed hereby are situated or of any other jurisdictions which may be asserted to be applicable to the transaction contemplated hereunder and the Parties believe that it is not clear that any such Applicable Laws are applicable to such transaction and, as such, the Parties hereby waive compliance with the foregoing.

Section 8.08.Additional Business Contracts.

Seller shall promptly notify Purchaser in writing upon the entry by any member of the Seller Group after the Signing Date into any Contract exclusively used in or held for use in the Business in order to permit Purchaser to determine whether to propose to Seller that such Contract be included as a Transferred Contract pursuant to Section 2.01(d).  If Seller and Purchaser agree to include such a Contract as a Transferred Contract, Seller and Purchaser shall record such agreement in writing and such Contract shall thereafter be a Transferred Contract for purposes of Section 2.01(d).

Section 8.09.Guarantees.

Each of Seller and Purchaser irrevocably guarantees the timely performance of each and every agreement and obligation of each other member of the Seller Group and the Purchaser Group, respectively, under the provisions of the Transaction Documents.  This is a guarantee of payment and performance, and not of collection, and each of Seller and Purchaser acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of each of Seller’s and Purchaser’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee.  Each of Seller and Purchaser hereby waives, for the benefit of the other Party, (a) any right to require the other Party as a condition of payment or performance of the other Party to proceed against the other members of the Seller Group or the Purchaser Group, as applicable, or pursue any other remedies whatsoever and (b) to the fullest extent permitted by Applicable Law, any defenses or benefits that may be derived from or afforded by Applicable Law that limit the Liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to the other members of the Seller Group or the Purchaser Group, as applicable.  Each of Seller and Purchaser understands that the other Party is relying on this guarantee in entering into the Transaction Documents.

Section 8.10.Non-Competition.

(a)Non-Competition.  For a period of five (5) years from the Closing Date, neither Seller nor any of its controlled Affiliates shall, either directly or indirectly, as a stockholder, investor, partner, advisor, consultant or otherwise, anywhere in the Restricted Territory, engage in the Restricted Business.  The “Restricted Territory” shall mean anywhere in the world where the Business operates as of the Signing Date.  The “Restricted Business” shall mean the design, manufacture, development, procurement, marketing, distribution, licensing, support, maintenance, offers to sale, or sale of single-chip LCD TDDI products and applications for LCD mobile displays, including any products that are the same as, or substantially similar in function to, the Business Products.  Notwithstanding anything in this Agreement to the contrary, the foregoing covenant will not in any way prevent or restrict Seller or any of its controlled Affiliates from (x) marketing or offering to sell products that are the same as, or substantially similar in function to, the Business Products in the Restricted Territory solely to the Persons set forth on Schedule 8.10(a), (y) participating in the Restricted Business in the Restricted Territory solely with respect to the Persons set forth on Schedule 8.10(a), and (z) owning securities having no more than 5% of the outstanding voting power of any Person and such ownership will not be deemed to be a violation of this Section 8.10(a). For the avoidance of doubt, Seller and its controlled Affiliates shall be permitted to, directly or indirectly, engage in any business anywhere in the world that develops, manufactures, produces, markets, sells or distributes any products with respect to the automotive market, Multichip TDDI and Large TDDI.

(b)Reasonable Restraint.  The Parties agree that the foregoing covenant in Section 8.10(a) imposes a reasonable restraint on Seller in light of the activities and operations of the Business and Purchaser and the Purchaser Group on the Signing Date and the current plans of the Business and Purchaser and the Purchaser Group; but it is also the intent of the Parties that such covenant be construed and enforced in accordance with the changing activities and business of the Business and Purchaser and the Purchaser Group throughout the term of this covenant.

(c)Severability; Reformation. In the event that any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth in Section 8.10(a) are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed.

(d)Independent Covenant.  The covenants in this Section 8.10 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Seller against Purchaser, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Purchaser of such covenants.  The parties expressly acknowledge that the terms and conditions of this Section 8.10 are independent of the terms and conditions of any other agreements including, but not limited to, any employment agreements entered into in connection with this Agreement.  It is specifically agreed that the periods set forth in this Section 8.10 during which the agreements and covenants made in this Section 8.10 shall be effective, shall be computed by excluding from such computation any time during which Seller (or another member of the Seller Group) is found by a court of competent jurisdiction to have been in violation of this Section 8.10.  The covenants contained in this Section 8.10 shall not be affected by any breach of any other provision hereof by any Party.

(e)Materiality.  Seller agrees that the covenants set forth in this Section 8.10 are a material and substantial part of the Transactions, supported by adequate consideration.

Section 8.11.Escrow Agreement.

Promptly after the Signing Date, and in any event, no later than December 31, 2019, Purchaser shall deposit, or shall cause to be deposited, an amount equal to the Termination Fee into the Termination Escrow Fund as security for Purchaser’s Termination Fee obligations set forth in this Agreement, which Termination Escrow Fund will be governed by the terms and conditions of this Agreement and of an escrow agreement to be executed and delivered no later than December 31, 2019 in substantially the form attached hereto as Exhibit A hereto (the “Escrow Agreement”).

SECTION 9
Termination

Section 9.01.Termination of this Agreement.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)upon the mutual consent in writing of the Parties;

(b)by either Purchaser or Seller if the Closing has not been effected on or prior to the close of business on June 18, 2020 (the “Outside Date”); provided, that if as of the Outside Date, all of the conditions precedent to Closing shall have been satisfied or waived as of the Outside Date other than the conditions set forth in Section 5.01(b) or those conditions that by their nature are only capable of being satisfied at the Closing, then the Outside Date shall be automatically extended with no action on the part of any party to September 18, 2020 unless Purchaser or Seller agree otherwise in writing; provided further, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to (i) any Party whose failure to fulfill any of its obligations contained in this Agreement (or the failure of any of its Affiliates or with respect to Purchaser, the Purchaser Group, or, with respect to Seller, the Seller Group, to fulfill any of their obligations contained in this Agreement) has been the primary cause of, or resulted in, the failure of the Closing to have occurred on or prior to the aforesaid date or (ii) to Purchaser if Seller has delivered a Closing Notice;

(c)by Seller, if (i) the Closing shall not have occurred on or before April 22, 2020, (ii) all of the conditions set forth in Section 5.01 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing), (iii) all of the conditions set forth in Section 5.02 have been satisfied (other than Section 5.02(c), provided the condition set forth in Section 5.02(c) is otherwise capable of being satisfied at the Closing (and other than those conditions that by their nature are only capable of being satisfied at the Closing)), (iii) Seller has irrevocably confirmed by written notice (the “Closing Notice”) to Purchaser that (A) all conditions set forth in Sections 5.03(a) and (b) have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) and (B) Sellers stand ready, willing and able to consummate the Closing and the Transactions and the other Transaction Documents, and (iv) Purchaser fails to consummate the Closing within five (5) Business Days of such notice;

(d)by Seller, if Purchaser has materially breached any covenant contained in this Agreement and (i) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.03 to be satisfied and (ii) such breach has not been, or cannot be, cured within thirty (30) days after Seller’s written notice to Purchaser of such breach (except that the termination right under this Section 9.01(d) will not be available to Seller if Seller is at that time in material breach of any covenant contained in this Agreement; or

(e)by Purchaser, if Seller has materially breached any covenant contained in this Agreement and (i) if not cured at or before the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.02 to be satisfied and (ii) such breach has not been, or cannot be, cured within thirty (30) days after Purchaser’s written notice to Seller of such breach (except that the termination right under this Section 9.01(e) will not be available to Purchaser if Purchaser is at that time in material breach of any covenant contained in this Agreement.

(f)By Purchaser pursuant to Section 5.04(f).

(g)By either Seller or Purchaser if (i) the consummation of the Transactions shall violate any Order that shall have become final or nonappealable or (ii) there shall be an Applicable Law that makes the Transactions illegal or otherwise prohibited.

(h)By Seller if either (i) the Escrow Agreement has not been executed and delivered by December 31, 2019 or (ii) Purchaser has not deposited, or caused to be deposited, the Termination Fee with the Escrow Agent by December 31, 2019; provided, however, that this termination right will not be available to Seller once the events described in clauses (i) and (ii) have taken place.

Section 9.02.Effect of Termination.

If this Agreement is terminated pursuant to the provisions of Section 9.01 or Applicable Law, except as provided in Section 9.03, this Agreement shall have no further effect, provided that no Party shall be relieved of any Liability that has arisen or occurred for a breach of this Agreement or for any misrepresentation hereunder, nor shall such termination be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach or misrepresentation.

Section 9.03.Survival.

The provisions of Section 8.03 (confidentiality), Section 8.04 (public announcements), Section 9 (termination) and Section 11 (miscellaneous) shall survive the termination of this Agreement.

Section 9.04.Termination Fee.

(a)In the event that this Agreement is validly terminated by Seller pursuant to Section 9.01(c) or by Purchaser pursuant to Section 9.01(f), then Seller shall promptly provide a written instruction to the Escrow Agent (with a copy to Purchaser) to distribute from the Termination Escrow Fund an amount equal to USD 5,000,000 (the “Termination Fee”) in immediately available funds by wire transfer to an account or accounts designated by Seller in writing, which payment shall be made to Seller by the Escrow Agent no earlier than three (3) Business Days after delivery of such written instruction.

(b)Seller shall first seek recourse for the payment of the Termination Fee against the Termination Escrow Fund.  If payment of the Termination Fee is not promptly (and in any event, within five (5) Business Days of Seller’s delivery to the Escrow Agent of the written instruction referenced in Section 9.04(a)) made from the Termination Escrow Fund, payment of the Termination Fee shall be made by Purchaser by wire transfer of same day funds to the account designated by Seller as promptly as reasonably practicable after written notice from Seller (and, in any event, within three (3) Business Days thereof).

(c)Purchaser acknowledges and agrees that (i) the agreements contained in this Section 9.04 are an integral part of the Transactions, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Seller in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements Seller would not have entered into this Agreement.  Accordingly, if Purchaser fails promptly to pay any amounts due pursuant to this Section 9.04, and, in order to obtain such payment, Seller commences an Action that results in a judgment against Purchaser for the amounts set forth in this Section 9.04, Purchaser shall pay to Seller its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amounts due pursuant to this Section 9.04 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(d)Subject to Section 9.02, Seller’s right to receive payment of the Termination Fee and any applicable costs of collection or interest, if any, payable pursuant to Section 9.04(c) shall be the sole and exclusive remedy (other than (i) the rights and remedies of Seller available under the Limited Guarantee or (ii) an Order of specific performance pursuant to Section 12.09) of Seller against Purchaser for any and all losses and damages that may be suffered or incurred based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon Seller’s receipt of such amounts, Purchaser shall have no further liability or obligation relating to or arising out of this Agreement or the Transactions, or in respect of any other document, theory of law or equity or oral representations made or alleged to be made in connection herewith or therewith, in contract, in tort or otherwise.  Although Seller may pursue both a grant of specific performance pursuant to Section 12.09 and the recovery of the Termination Fee, under no circumstances will Seller be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and receipt of the Termination Fee (including any monetary damages in lieu of specific performance).

(e)In no event will Seller or any other member of the Seller Group seek or obtain, nor will they permit any of their respective Representatives to seek or obtain, nor will Seller or any other member of the Seller Group be entitled to seek or obtain, any monetary recovery or monetary award against any Equity Financing Source with respect to (i) this Agreement, the Equity Commitment Letter or the transactions contemplated hereby and thereby (including any breach by Purchaser), (ii) the termination of this Agreement, (iii) the failure to consummate the Transactions or (iv) any claims or actions under Applicable Laws arising out of any such breach, termination or failure, other than from Purchaser or the Guarantor to the extent expressly provided for in this Agreement or the Limited Guarantee.

SECTION 10
Indemnification

Section 10.01.Indemnification by Seller.

If the Closing occurs, Seller for itself (where it is acting as Seller), and otherwise as agent for the Seller Group, covenants and agrees to indemnify and hold harmless Purchaser and its Affiliates, any of their respective Representatives, and any member of the Purchaser Group (individually, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from, against and in respect of all Losses suffered, sustained, incurred or paid by any Purchaser Indemnified Party, whether such Loss exists or accrues prior or subsequent to the Closing Date, resulting from or arising out of, directly or indirectly:

(a)any misrepresentation, breach or inaccuracy of any representation or warranty of Seller set forth in this Agreement (other than the representations or warranties set forth in Section 6.22), or any third party allegation thereof, except that the determination of the amount of Losses resulting from or arising out of such misrepresentation, breach or inaccuracy, in each case, will be made as if “material,” “in all material respects,” or “Material Adverse Effect” were not included therein; except that references to any “Material Contract” will not be so disregarded;

(b)any non-fulfillment or breach of any covenant or agreement on the part of Seller or any other member of the Seller Group set forth in this Agreement or any agreement, certificate or other document delivered by or on behalf of Seller or any other member of the Seller Group in connection herewith;

(c)any of the Excluded Assets or Excluded Liabilities; and

(d)any fraud, intentional misrepresentation, or willful misconduct of Seller.

Section 10.02.Indemnification by Purchaser.

If the Closing occurs, Purchaser for itself (where it is acting as  Purchaser), and otherwise as agent for the Purchaser Group, covenants and agrees to indemnify and hold harmless Seller and its Affiliates, any of their respective Representatives, and any member of the Seller Group (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against all Losses suffered, sustained, incurred or paid by Seller Indemnified Party, whether such Loss exists or accrues prior or subsequent to the Closing Date, arising out of, directly or indirectly:

(a)any misrepresentation, inaccuracy or breach of any representation or warranty of Purchaser set forth in this Agreement, or any third party allegation thereof, except that the determination of the amount of Losses resulting from or arising out of such misrepresentation, breach or inaccuracy, in each case, will be made as if “material,” “in all material respects,” or “Material Adverse Effect” were not included therein;

(b)any non-fulfillment or breach of any covenant or agreement on the part of Purchaser or the Purchaser Group set forth in this Agreement or any agreement, certificate or other document delivered by or on behalf of Purchaser or the Purchaser Group in connection herewith;

(c)any of the Transferred Assets or Assumed Liabilities; and

(d)any fraud, intentional misrepresentation, or willful misconduct of Purchaser.

Section 10.03.Limitations on Indemnification Obligations.

(a)The maximum aggregate indemnification obligations of Seller under Section 10.01(a) for a breach of a (i) representation or warranty that is not a Seller Fundamental Representation or Seller IP Representation shall be limited to an amount equal to USD 15,000,000 and (ii) Seller IP Representation, shall be limited to an amount equal to USD 25,000,000; provided, that (A) all Losses incurred, paid or properly accrued with respect to clause (ii) in excess of USD 10,000,000 shall be included in determining (and shall reduce) the maximum aggregate indemnification obligations pursuant to clause (i) such that the maximum aggregate indemnification obligations under clauses (i) and (ii) above shall not exceed USD 25,000,000, (B) no indemnification shall be owing unless and until Losses have been incurred, paid, or properly accrued in an aggregate amount greater than USD 500,000 (the “Indemnification Threshold”), and then only to the extent of such excess, and (C) no indemnification shall be owing for any Loss in the amount of USD 10,000 or less (such threshold, the “Mini-Tipping Basket”); provided, however, that a Loss below the amount of the Mini-Tipping Basket may be taken into account together with other related Losses in determining whether the Indemnification Threshold has been satisfied.

(b)The maximum aggregate indemnification obligations of Purchaser under Section 10.02(a) for a breach of a representation or warranty shall be limited to an amount equal to USD 15,000,000; provided, that with respect to such indemnification obligations, (x) no indemnification shall be owing unless and until Losses have been incurred, paid, or properly accrued in an aggregate amount greater than the Indemnification Threshold and then only to the extent of such excess and (y) no indemnification shall be owing for any Loss less than the Mini-Tipping Basket; provided, however, that a Loss below the amount of the Mini-Tipping Basket may be taken into account together with other related Losses in determining whether the Indemnification Threshold has been satisfied.

(c)Subject to Section 10.03(a), the maximum aggregate indemnification obligations of Seller under Section 10.01(a) through Section 10.01(d) collectively shall be limited to an amount equal to the Base Consideration, provided that such limitation will not apply to recovery of any Losses arising out of or resulting from fraud.

(d)Subject to Section 10.03(b), the maximum aggregate indemnification obligations of Purchaser under Section 10.02(a) through Section 10.02(d) collectively shall be limited to an amount equal to the Base Consideration, provided that such limitation will not apply to recovery of any Losses arising out of or resulting from fraud.

(e)Notwithstanding anything to the contrary in this Agreement: (i) Seller is jointly and severally liable for the Seller Group’s obligations hereunder; (ii) Purchaser is jointly and severally liable for the Purchaser Group’s obligations hereunder; (iii) if a Party is entitled to bring a claim under more than one provision of Section 10.01 or Section 10.02, as the case may be, such Party may choose in its sole and absolute discretion the provision or provisions under which it seeks indemnification, (iv) no Indemnified Party shall under any circumstances be entitled to indemnification pursuant to this Section 10 for (A) any punitive damages, except to the extent awarded to a third party, (B) any representation, warranty, covenant, agreement or condition waived at or prior to Closing, or (C) any consequential, exemplary, incidental or special damages and (v) no Indemnified Party shall be entitled to recover Losses or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one Liability, Loss, breach or other set of circumstances which gives rise to more than one Claim.

(f)The amount of Losses recoverable by the Indemnified Party under this Section 10 shall be reduced, on a dollar-for-dollar basis, by the amount of any insurance proceeds, indemnification payments and other third-party recoveries received by the Indemnified Party in connection with a Claim under this Section 10 net of any fees and expenses (including costs of recovery or collection, retention, deductible, increase in insurance premiums, retroactive premium adjustments, reimbursement or other costs related to the insurance claim in respect of Losses thereof) incurred in obtaining such recovery.  In the event an Indemnified Party is entitled to any insurance proceeds, indemnity payments or any third-party recoveries in respect of any Losses for which the Indemnified Party is entitled to indemnification pursuant to this Section 10, the Indemnified Party will use commercially reasonable efforts to seek recovery of such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, indemnity payments or other third-party recoveries are realized by an Indemnified Party within three years subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnity payments or other third-party recoveries relate, such Indemnified Party, after its obtaining, or its receipt or realization thereof, will promptly pay an amount equal to the aggregate net amount of such insurance proceeds, indemnity payments or other third-party recoveries for the benefit of the Indemnifying Party, such amount not to exceed the amount of the corresponding indemnification payment made by or on behalf of the Indemnifying Party.  Without limiting the foregoing, each Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which it is entitled to indemnification pursuant to this Section 10 upon and after becoming aware of any event that would reasonably be expected to give rise to Losses.

(g)The indemnities herein are intended solely for the benefit of the Parties expressly identified in this Section 10 (and their permitted successors and assigns) and are in no way intended to, nor shall they, constitute an agreement for the benefit of, or be enforceable by, any other Person.

Section 10.04.Survival and Expiration of Representations, Warranties, Covenants and Agreements.

With respect to any claim that a Party may have against the other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 10.04 shall govern when any such claim may be brought.

(a)The representations and warranties of Seller set forth in this Agreement or any certificate delivered by or on behalf of Seller in connection herewith shall survive the Closing and shall expire on the later to occur of (i) (A) with respect to representations and warranties that are not Seller Fundamental Representations, Seller IP Representations or Seller Tax Representations, the first (1st) anniversary of the Closing, (B) with respect to Seller IP Representations, the second (2nd) anniversary of the Closing, (C) with respect to Seller Tax Representations, the third (3rd) anniversary of the Closing, and (D) with respect to Seller Fundamental Representations (other than Seller Tax Representations), the fourth (4th) anniversary of the Closing, or (ii) the final resolution of Claims pending with respect to such representations and warranties as of such date.

(b)The representations and warranties of Purchaser set forth in this Agreement or any certificate delivered by or on behalf of Purchaser in connection herewith shall survive the Closing and shall expire on the later to occur of (i) the first (1st) anniversary of the Closing, or (ii) the final resolution of Claims pending with respect to such representations and warranties as of such date.

(c)All covenants and agreements of the Parties (whether set forth in this Agreement or a certificate delivered in connection herewith) (i) to be performed prior to the Closing shall survive the Closing and terminate on the two year anniversary of the Closing and (ii) not fully satisfied or waived prior to the Closing (including the obligations set forth in Section 10.01 and Section 10.02) shall survive the Closing, continue in effect and expire in accordance with their respective terms.  Notwithstanding anything to the contrary in this Agreement, all covenants in Section 11 applicable to Taxes shall terminate thirty (30) days after the expiration of the statute of limitations applicable to such Taxes.

(d)If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or covenant, then the applicable representation, warranty or covenant shall survive as to such claim, until such claim has been finally resolved.

(e)The Parties acknowledge that the time periods set forth in this Section 10.04 are the result of arms-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties and to supersede any statute of limitations otherwise applicable.

Section 10.05.Indemnification Procedures.

All claims for indemnification under this Section 10 (“Claims”) shall be asserted and resolved as follows:

(a)In the event that any Person entitled to indemnification hereunder (the “Indemnified Party”) has a Claim against any Party obligated to provide indemnification pursuant to Section 10.01 or Section 10.02 (the “Indemnifying Party”) which has been asserted against an Indemnified Party by a third party (a “Third Party Claim”), the following provisions shall apply:

(i)The Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such Third Party Claim, specifying the nature of such Third Party Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Third Party Claim) (the “Claim Notice”).  The Indemnified Party’s failure to give reasonably prompt notice as required by this Section 10.05 of any Third Party Claim which may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Party, except to the extent the failure to give such notice materially and adversely prejudiced the Indemnifying Party.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after any Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party, or filed or published, relating to the Third Party Claim.

(ii)If any Indemnified Party asserts a Claim involving a Third Party Claim, the Indemnifying Party shall, within thirty (30) days from delivery of the Claim Notice (the “Notice Period”), notify the Indemnified Party (A) (1) that the Indemnifying Party agrees to the matters set forth in the Claims Notice or (2) that the Indemnifying Party disagrees with any of the assertions set forth in the Claims Notice by delivering written notice to the Indemnified Party of such objection (an “Objection Notice”), and (B) whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against such Third Party Claim.

(iii)If, and for so long as, (x) the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party desires to defend the Indemnified Party against such Third Party Claim and (y) the Third Party Claim does not (1) involve criminal liability or any admission of wrongdoing of the Indemnified Party, (2) seek injunctive relief or specific performance that cannot (upon advice of the Indemnified Party’s external counsel) be reasonably separated from any non-equitable remedy, (3) involve or relate to customers, suppliers or distributors of the Business (in their capacities as such) or (4) involve a claim that, if successful, would reasonably be expected to require the payment of monetary damages to the third party claimant in excess of the applicable limitations contained in Sections 10.03(a) through (d), and (z) the Indemnifying Party delivers a written acknowledgment to the Indemnified Party of the Indemnifying Party’s obligation to indemnify the Indemnified Party for settled or adjudicated Losses in connection with a Third Party Claim (inclusive of fees and expenses of counsel employed by the Indemnified Parties for any period during which the Indemnifying Party has not assumed the defense), then except as hereinafter provided, such Indemnifying Party shall have the right, at its expense, to defend against such Third Party Claim by appropriate proceedings with legal counsel reasonably acceptable to the Indemnified Party; provided that, unless the Indemnified Party otherwise agrees in writing, the Indemnifying Party may not settle any matter (in whole or in part) unless such settlement (I) includes a complete and unconditional release of the Indemnified Party and its Affiliates in respect of the Third Party Claim, (II) involves no admission of wrongdoing by the Indemnified Party or its Affiliates and (III) does not impose injunctive or non-monetary relief applicable to the Indemnified Party or its Affiliates.  Should the Indemnifying Party elect to assume the defense, the Indemnifying Party shall not be liable to the Indemnified Party for legal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement, the Indemnified Party may do so at its sole cost and expense. The Parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third-Party Claims.  The Parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto; provided, however, the Indemnified Party shall not be required to produce any records or information that would result in a loss of privilege or violate any confidentiality obligation.

(iv)If (A) the Indemnifying Party elects not to defend the Indemnified Party against such Third Party Claim or (B) the terms of this Agreement do not permit the Indemnifying Party to defend the Indemnified Party against such Third Party Claim, then the Indemnified Party, without waiving any rights against the Indemnifying Party, may settle or defend against any such Third Party Claim in the Indemnified Party’s sole and absolute discretion; provided, however, that any Losses related to such Third Party Claims shall not be determinative of any indemnification amounts owed by the Indemnifying Party with respect thereto.

(v)This Section 10.05(a) shall not apply to Tax Claims, which shall be governed by Section 11.05.

(b)Direct Claims.

(i)In the event that any Indemnified Party has a Claim against any Indemnifying Party that is not a Third Party Claim, the Indemnified Party shall submit a Claim Notice to the Indemnifying Party. The Indemnified Party’s failure to give reasonably prompt notice as required by this Section 10.05(b) of a Claim which may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Party, except to the extent the failure to give such notice materially and adversely prejudiced the Indemnifying Party.

(ii) An Indemnifying Party will have thirty (30) days from delivery of the Claims Notice to either (i) agree to the matters set forth in the Claims Notice or (ii) provide the Indemnified Party with an Objection Notice.  If the Indemnifying Party notifies the Indemnified Party that it agrees to the matters set forth in the Claims Notice, or fails to notify the Indemnified Party within the Notice Period, the Loss in the amount specified in the Indemnified Party’s notice shall be conclusively deemed a liability of the Indemnifying Person, and subject to the limitations set forth in this Section 10, the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party as contemplated by this Section 10.05(b)(ii).  If the Indemnifying Person timely delivers an Objection Notice to the Indemnified Party, the dispute shall be resolved in accordance with the provisions Section 10.05(b)(iii) below.  Notwithstanding anything to the contrary contained herein, the Indemnifying Person shall pay the amount of any such Loss no later than 10 business days subject to and following the determination of the Indemnifying Party’s indemnification obligation therefor hereunder (whether such determination is made pursuant to the procedures set forth in this Section 10.05(b)(ii), by written agreement between the Indemnifying Person and the Indemnified Party or by final adjudication pursuant to Section 12.02).

(iii)If the Indemnifying Party delivers an Objection Notice within thirty (30) days after delivery of a Claims Notice, the Indemnifying Party and the Indemnified Party will attempt in good faith to agree upon the rights of the Parties with respect to such Claims Notice.  If the Indemnifying Party and the Indemnified Party should so agree, a memorandum setting forth such agreement will be prepared and signed by both Parties.  If no such agreement can be reached after good-faith negotiation and after thirty (30) days following delivery of an Objection Notice, either the Indemnified Party or the Indemnifying Party may bring an Action against the Indemnifying Party to resolve the dispute in accordance with Section 12.02.

(c)Notwithstanding anything to the contrary herein, an Indemnified Party may make a claim hereunder even where the Indemnified Party has not yet suffered Losses or where the full amount of any Losses is not yet known, provided the Claim Notice sets forth the specific basis for any such claim to the extent then feasible and reasonably believes in good faith.

(d)Purchaser is the sole and exclusive Person authorized to act for and bring or defend an indemnification claim on behalf of the Purchaser Indemnified Parties and Seller is the sole and exclusive Person authorized to act for and bring or defend an indemnification claim on behalf of any or Seller Indemnified Parties.

Section 10.06.Sole and Exclusive Source of Recovery.

(a)Notwithstanding anything to the contrary set forth in this Agreement, except for causes of action asserted pursuant to Section 12.09 and except for a claim against any Person based on fraud, from and after the Closing, (i) the remedies contained in this Section 10 will provide the sole and exclusive remedy of each Party for any matters arising out of the subject matter of this Agreement and any certificate delivered in connection herewith (including representations, warranties, covenants and agreements) and the transactions contemplated hereby, whether based in contract, tort, equity or law; and (ii) in furtherance of the foregoing the Parties hereby waive, to the fullest extent permitted by Applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other Parties, as the case may be relating to the subject matter of this Agreement based upon predecessor or successor liability, contribution, tort, strict liability or any Applicable Law or otherwise. The Parties agree that all representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth in this Section 10.

(b)Without limiting the generality of Section 10.06(a), the Parties agree that:

(i)the provisions of and the limited remedies provided in this Section 10 were specifically bargained for between the Parties and were taken into account by the Parties in arriving at the consideration payable by Purchaser hereunder;

(ii)the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement;

(iii)this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction;

(iv)for purposes of clarity, the provisions of this Section 10.06 will not prevent or limit the Parties’ ability to bring a cause of action under Section 12.09 to obtain an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, or rights to seek recovery for, or recovery against any Person for the fraud of such Person; and

(v)after the Closing, Purchaser shall not seek the rescission of this Agreement or the transactions contemplated hereby.

Section 10.07.Adjustment to Purchase Price.

Except as otherwise required by Applicable Law, the Parties will treat any indemnification payments made under this Agreement as an adjustment to the purchase price paid under this Agreement for accounting and Tax purposes.

SECTION 11
Tax Returns and Other Tax Matters

Section 11.01.Pre-Closing Tax Returns Filed Before Closing.

Seller will prepare and timely file (including applicable extensions), or cause to be prepared and timely filed (including applicable extensions), in proper form with the appropriate Governmental Authority all Tax Returns relating to the Transferred Assets with respect to any Pre-Closing Tax Period that are required to be filed on or prior to the Closing Date.

Section 11.02.Pre-Closing Tax Returns Filed After Closing.

(a)Purchaser will prepare, or cause to be prepared, in a manner consistent with past practices of the Business, unless otherwise required by Applicable Law or under this Agreement, (i) all Tax Returns relating to the Transferred Assets with respect to any Pre-Closing Tax Period that are required to be filed after the Closing Date and (ii) all Tax Returns relating to the Transferred Assets for any period that begins on or prior to the Closing Date and ends after Closing (such period, “Straddle Period”).

(b)

(i)With respect to Tax Returns required to be prepared and filed by Purchaser pursuant to Section 11.02(a), Purchaser will submit all such annual Tax Returns to Seller for review and comment at least thirty (30) days prior to the due date (including applicable extensions) for such Tax Returns.  Seller will provide any written comments to Purchaser as promptly as practicable (and not later than ten (10) days after receiving any such Tax Returns) and, if Seller does not provide any written comments within ten (10) days, Seller will be deemed to have accepted such annual Tax Return.  Purchaser will submit all non-annual Tax Returns to Seller for review and comment at least seven (7) days prior to the due date (including applicable extensions) for such Tax Returns.  Seller will provide any written comments to Purchaser as promptly as practicable (and not later than five (5) days after receiving any such Tax Returns) and, if Seller does not provide any written comments within five (5) days, Seller will be deemed to have accepted such monthly and quarterly Tax Return.  With respect to the Tax Returns described in Section 11.02(a)(i), Purchaser shall accept all reasonable comments timely provided by Seller.

(ii)If Seller provides written comment to any Tax Return described in Section 11.02(a)(ii) if Purchaser disagrees with any such comments, Seller and Purchaser will negotiate in good faith for a ten (10) day period to reach agreement on the disputed comments.  If Purchaser and Seller shall be unable to resolve any items in dispute within such ten (10) day period, Purchaser and Seller (either together or individually) shall be entitled to submit any unresolved disputed items or amounts (the “Unresolved Tax Return Items”) to the Independent Accountant.  For the avoidance of doubt, the Independent Accountant shall only resolve the Unresolved Tax Return Items and not any disagreements that have been resolved by the Parties. Each of the Parties to this Agreement shall provide full cooperation to the Independent Accountant.  In resolving any Unresolved Tax Return Item, the Independent Accountant shall adopt either the position taken by Purchaser or Seller. The fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller. The determination of the Independent Accountant shall be set forth in a written statement delivered to Purchaser and Seller and shall be final, conclusive and binding on the parties.

(iii)Purchaser shall timely file all Tax Returns prepared by Purchaser pursuant to this Section 11.02.  If Purchaser is required to file a Tax Return described in Section 11.02(a)(ii) at a time when any written comments provided by Seller remain disagreed or when the resolution of any Unresolved Tax Return Item is pending with the Independent Accountant, Purchaser shall file such Tax Return on a basis reflecting Purchaser’s position (and any written comments provided by Seller that are agreed) and shall amend such Tax Return if necessary to reflect the ultimate resolution of any disagreed comments.

Section 11.03.Calculation of Taxes.

In the case of any Straddle Period, the amount of any Taxes with respect to the Transferred Assets not based upon or measured by income, activities, events, the level of any item, gain, receipts, proceeds, profits or similar items that are allocable to the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes for a Straddle Period that are allocable to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for amortization or depreciation) shall be apportioned on a daily basis.

Section 11.04.Transfer Taxes.

Subject to Section 11.05, all Transfer Taxes shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser, provided, however, that if such Transfer Tax is refundable to, or recoverable by, Purchaser, Purchaser shall use commercially reasonable efforts to obtain such refund, and Purchaser shall bear one hundred percent (100%) of any such Transfer Tax.  The Parties shall cooperate in good faith to prepare and timely file all Tax Returns with respect to Transfer Taxes.

Section 11.05.Refunds and Credits

Notwithstanding any other provisions of this Agreement, Purchaser will pay or cause to be paid to Seller any Tax refunds or credits for overpayment of Tax attributable to any Taxes paid by Seller for a Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date) received by or credited to Purchaser, any Affiliate of Purchaser or any member of the Purchaser Group with respect to the Transferred Assets net of any reasonable out-of-pocket costs (including reasonable third-party fees and expenses) incurred by Purchaser, any Affiliate of Purchaser or any member of the Purchaser Group in connection with receiving such refund or credit, and further net of any Taxes payable by Purchaser, any Affiliate of Purchaser or any member of the Purchaser Group by reason of receiving such refund, within ten (10) days after the receipt of such refund or the realization of such credit.  At Seller’s request, Purchaser, its Affiliates and each member of the Purchaser Group will reasonably cooperate with Seller in obtaining such refunds, including through the filing of amended Tax Returns or refund claims as prepared by Seller.  For purposes of this Agreement, “tax credit” shall include, but shall not be limited to, any input VAT credit received by Purchaser in connection with the acquisition of the Transferred Assets, but only to the extent of Seller’s portion of such VAT paid by Seller or any of its Subsidiaries pursuant to Section 11.04. In the event that the amount of any refund or credit as originally determined by a Governmental Authority is subsequently reduced by such Governmental Authority, Seller shall promptly pay to Purchaser the excess of the amount previously paid to Seller by Purchaser pursuant to this Section 11.05 over the amount that should have been paid taking into account the subsequent reduction to the amount originally determined by the Governmental Authority.

Section 11.06.Tax Contests.

Notwithstanding anything to the contrary in this Agreement, Purchaser shall with reasonable promptness notify the Seller in writing of the receipt by Purchaser of written notice from a Governmental Authority of any pending or threatened Tax audits, examinations, notices of deficiency, assessments or conduct of another proceeding (A) with respect to the Transferred Assets for any Pre-Closing Tax Period or Straddle Period; or (B) with respect to any matter that could reasonably give rise to a liability for which the Seller is responsible under this Agreement (individually and collectively a “Tax Claim”).  Purchaser shall provide the Seller with copies of all correspondence and other documents received from the Governmental Authority with respect to a Tax Claim.  Purchaser shall have the sole right to control any related Tax Claim.  Seller shall, at its expense, have the right to participate in all proceedings taken in connection with such related Tax Claim.  If Purchaser settles or compromises any such related Tax Claim without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, such settlement or compromise shall not be determinative of Seller’s indemnification obligations under this Agreement; provided, that, for the avoidance of doubt, Seller shall have the sole right to control any income related Tax Claim brought against the Seller or one of its Affiliates by a Governmental Authority.

Section 11.07.Post-Closing Action

Unless otherwise required by Applicable Law or with Seller’s consent (at Seller’s sole discretion), after the Closing, Purchaser, its Affiliates and any member of the Purchaser Group will not, and Purchaser will not permit its Affiliates or any member of the Purchaser Group to (a) amend or otherwise modify any Tax Return with respect to the Transferred Assets relating to any Pre-Closing Tax Period; (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency with respect to the Transferred Assets related to any Pre-Closing Tax Period or Straddle Period; (c) make or change any Tax election or accounting method or practice relating to the Transferred Assets with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period, except as required by Applicable Law to reflect any “final determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986; (d) notwithstanding Section 8.03(b)(ii), voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns with respect to the Transferred Assets relating to any Pre-Closing Tax Period or Straddle Period; (e) propose or agree to any adjustment of any item with respect to the Transferred Assets with any Governmental Authority with respect to Taxes for any Pre-Closing Tax Period or Straddle Period; or (f) take any action after the Closing that is outside the ordinary course of business (other than as expressly contemplated by this Agreement or any Transaction Document) that creates a Tax liability to Seller or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period; provided, that Purchaser, its Affiliates or any member of the Purchaser Group may take any action for which Seller’s consent is otherwise required under this Section 11.07 without such consent, in which case, notwithstanding anything else in this Agreement, (i) Purchaser shall indemnify Seller for any Taxes incurred as a result of such action, and (ii) Seller shall have no obligation to indemnify Purchaser for any Taxes incurred as a result of such action; provided, further, that if Seller does not consent to any action described in clauses (a) through (f) of this Section 11.07, and neither Purchaser, its Affiliates nor any member of the Purchaser Group take such action, the failure to take such action shall in no event reduce or impair Purchaser’s right to indemnification under Section 10.01, including on account of Section 10.03(f).

Section 11.08.Cooperation.

In connection with the preparation of Tax Returns or any Tax Claim, Purchaser, on the one hand, and Seller, on the other hand, will reasonably cooperate with each other, including by furnishing or making available during normal business hours, records, personnel (as reasonably required and at the cost of the requesting party), books of account or other materials necessary or helpful for the preparation of such Tax Returns or the conduct of Tax Claims.  Purchaser agrees to retain and maintain accounting and Tax records and information held by the Purchaser to the extent such records and information pertain to events with respect to any Pre-Closing Tax Period and relates to the Transferred Assets for a period of three (3) years after the Closing Date; therefore, Purchaser will (a) provide Seller, at Seller’s expense, information regarding the payment of any Taxes with respect to the Transferred Assets relating to any Pre-Closing Tax Period; and (b) allow Seller and its agents, at times and dates mutually acceptable to the Parties, to inspect, review and make copies of such records as Seller may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Seller’s expense.  Any information obtained under this Section 11.08 will be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 11.09.Allocation of Consideration

(a)No later than thirty (30) dates after the Signing Date, Seller will deliver to Purchaser a proposed allocation of the Consideration, including any other amounts treated as Consideration under Applicable Law, among the Transferred Assets in a manner consistent with Section 1060 of the Code (the “Seller Draft Allocation”).  If Purchaser disagrees with the Seller Draft Allocation, Purchaser may, within ten (10) days after delivery of the Seller Draft Allocation, deliver a notice (“Purchaser Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation of the Consideration among the Transferred Assets. If Purchaser does not timely deliver a Purchaser Allocation Notice, Purchaser will be deemed to have agreed to the Seller Draft Allocation. If Purchaser Allocation Notice is delivered to Seller within such ten (10) day period, Seller and Purchaser will negotiate in good faith for a ten (10) day period to reach agreement on the disputed items or amounts in order to determine the allocation under this Section 11.09(a).  If Purchaser and Seller shall be unable to resolve any items in dispute within such ten (10) day period, Purchaser and Seller (either together or individually) shall be entitled to submit any unresolved disputed items or amounts (the “Unresolved Allocation Items”) to the Independent Accountant.  For the avoidance of doubt, the Independent Accountant shall only resolve the Unresolved Allocation Items and not any disagreements that have been resolved by the parties. Each of the parties to this Agreement shall provide full cooperation to the Independent Accountant. In resolving any Unresolved Allocation Item, the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by either Purchaser or Seller. The fees and expenses of the Independent Accountant shall be borne equally by Purchaser and Seller. The determination of the Independent Accountant shall be set forth in a written statement delivered to Purchaser and Seller and shall be final, conclusive and binding on the parties.

(b)The Parties hereby undertake and agree to file timely any information that may be required to be filed pursuant to Treasury Regulations promulgated under Section 1060 of the Internal Revenue Code of 1986, as amended, or any other Applicable Law, and shall use the allocation determined pursuant to this Section 11.09 in connection with the preparation of IRS Form 8594 or any other applicable document as such form or document relates to the Transactions.  Neither Party shall file any Tax Return or other document or otherwise take any position which is inconsistent with the allocation determined pursuant to this Section 11.09, except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or any other Governmental Authority or by an Order; provided, that neither Party (nor their respective Affiliates nor any member of the Purchaser Group nor any member of the Seller Group) shall be obligated to litigate any challenge to such allocation of the Consideration by any Governmental Authority.  The Parties hereto shall promptly inform one another of any challenge by any Governmental Authority to any allocation made pursuant to this Section 11.09 and agree to consult with and keep one another informed with respect to the state of, and any discussion, proposal or submission with respect to, such challenge.

(c)Seller and Purchaser shall make appropriate adjustments to allocation of the Consideration among the Transferred Assets in accordance with this Section 11.09 to account for any adjustments to the Consideration pursuant to this Agreement.

SECTION 12
Miscellaneous

Section 12.01.Binding Effect; Assignment.

Except for the designation of additional members of the Purchaser Group pursuant to Section 4.04, this Agreement shall be become effective upon signing by the Parties, and shall be binding upon and shall be enforceable by each Party, its successors and permitted assigns.  No Party may assign any of its rights or obligations hereunder without the prior written approval of the other Party (which shall not be unreasonably withheld); provided, however, that Purchaser may assign all of its rights hereunder to the Person set forth on Schedule 12.01 (the “Designated Assignee”) or one of the Designated Assignee’s wholly-owned Subsidiaries (such assignee, the “Replacement Purchaser”) pursuant to an assignment and assumption agreement in form and substance reasonably acceptable to Seller (the “Assignment”), if, and only if, concurrent with the Assignment, Seller and the Replacement Purchaser amend this Agreement pursuant to an amendment agreement in form and substance reasonably acceptable to Seller to provide that (a) the Person set forth on Schedule 12.01(a) (the “Parent Guarantor”) shall act as a parent guarantor of the Replacement Purchaser’s obligations hereunder in all respects and (b) if the Replacement Purchaser is not the Designated Assignee, the Person set forth on Schedule 12.01(b) (the “Additional Guarantor”), shall act as an additional guarantor of the Replacement Purchaser’s obligations hereunder in all respects, and the Replacement Purchaser, the Parent Guarantor and, if applicable, the Additional Guarantor will execute joinders to this Agreement, as amended, in form and substance reasonably acceptable to Seller. Any attempted assignment in violation of the provisions hereof shall be null and void and have no effect.

Section 12.02.Dispute Resolution.

(a)If the Parties should have a dispute (a “Dispute”) involving money damages arising out of or relating to Section 10 of this Agreement or the Parties’ respective rights and duties hereunder, then the Parties will resolve such dispute in the following manner: (i) either Purchaser or Seller may at any time deliver to the other a written dispute notice setting forth a brief description of the Dispute for which such notice initiates the dispute resolution mechanism contemplated hereby; (ii) during the thirty (30)-day period following the delivery of such notice, appropriate Representatives of Purchaser and Seller will meet and seek to resolve the Dispute through negotiation; provided, that any settlement negotiations will not be discoverable by or communicated to the Arbitration Panel, (iii) if representatives of Purchaser and Seller are unable to resolve the Dispute through negotiation, then within fifteen (15) days after the expiration of the 30-day period described above, Purchaser and Seller will refer the issue (to the exclusion of a court of law) to final and binding arbitration in accordance with the procedures set forth in Section 12.02(b).

(b)Any arbitration pursuant to this agreement shall be presided over by one Arbitration Panel located in Wilmington County in the State of Delaware, in accordance with the then existing commercial arbitration rules (the “Rules”) of the American Arbitration Association (“AAA”), and judgment upon the award rendered by the Arbitration Panel may be entered in any court having jurisdiction thereof; provided, however, that the law applicable to any controversy shall be the Law of the State of Delaware regardless of principles of conflicts of Laws.  The “Arbitration Panel” shall consist of three arbitrators. Each of Purchaser and Seller shall appoint a single arbitrator, and the third arbitrator, who shall preside over the Arbitration Panel, shall be chosen by the two party-appointed arbitrators.  If the responding party fails to appoint an arbitrator or if the two party-appointed arbitrators fail to appoint the third arbitrator within thirty (30) days after the commencement of the arbitration proceeding, then the appointments shall be made by the AAA pursuant to the Rules.  In any arbitration pursuant to this Agreement, (i) discovery shall be allowed and, unless the Parties agree otherwise, the scope of and procedures for discovery shall be governed by the federal rules of civil procedure and (ii) the award or decision shall be rendered by the Arbitration Panel, each member of which shall be a licensed attorney who is experienced in Delaware law and handling disputes of the type presented in the Dispute. Upon the completion of the selection of the Arbitration Panel, an award or decision shall be rendered within no more than 30 days after the date of such selection.  The award or decision will be a reasoned award or decision setting forth the Arbitration Panel’s reasoning in reaching its determinations.  The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.  The expenses of any arbitration proceeding, including the costs of the Arbitration Panel and the arbitration and the reasonable out-of-pocket fees and expenses of the other Party, shall be paid by the non-prevailing Party, as determined by the Arbitration Panel.

(c)Notwithstanding the foregoing, the request by any Party for preliminary or permanent injunctive relief, whether prohibitive or mandatory, shall not be subject to arbitration and may be adjudicated only by the courts set forth in Section 12.03.

(d)During the course of the arbitration tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 12.03.Governing Law; Forum; Waiver of Jury Trial.

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

(b)Subject to Section 12.02, any Action initiated over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be initiated exclusively in any federal or state court located within the County of Wilmington, State of Delaware, and the Parties further agree that venue for all such matters shall lie exclusively in those courts.  The Parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection that they may now or hereafter have, including any claim of forum non conveniens, to venue in the courts located in the County of Wilmington, State of Delaware.  The Parties agree that a judgment in any such dispute may be enforced in other jurisdictions by Proceedings on the judgment or in any other manner provided by Law.

(c)EACH OF THE PARTIES HERETO HEREBY WAIVES AND COVENANTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES, NOR THE PURCHASER GROUP, NOR THE SELLER GROUP SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR THE SUBJECT MATTER OF SUCH AGREEMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING.  EACH PARTY ACKNOWLEDGES THAT THIS SECTION 12.03(c) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY.  ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.03(c) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 12.04.Amendments.

Except as otherwise permitted herein, this Agreement and its provisions may only be amended, changed, waived, discharged or terminated in writing signed by the Parties.

Section 12.05.Waiver.

Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by Applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents.  Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 12.06.Notices.

(a)All notices, claims, certificates, requests, demands and other communications under this Agreement shall be made in writing and shall be delivered to any Party hereto both by (i) electronic mail and (ii) reputable overnight courier services at the address given for such Party below in Section 12.06(b) or any other address specified by such Party by serving a notice to all other Parties, and shall be deemed given, with respect to the electronic mail notice, upon receipt of a confirmed transmittal receipt, and with respect to the overnight courier service, when delivered by the courier service; provided, that the notice shall not be deemed delivered until both notices have been delivered; provided, further, that any notice received after 5:30 p.m. in the time zone of the receiving Party or not on a Business Day will be deemed to be received on the next Business Day.

(b)Notices under this Agreement shall be sent to the Parties at the address and for the attention of the individual set out below:

If to Seller, to:

Address:	1251 McKay Dr.
San Jose, CA 95131
Email:	john.mcfarland@synaptics.com
Attention:	John McFarland, General Counsel

with a copy to (which will not constitute notice):

Jones Day

Address:	1755 Embarcadero Road
Palo Alto, CA 94303
Email:	mreagan@jonesday.com and jtsmith@jonesday.com
Attention:	Micheal Reagan and Justin Smith

If to Purchaser, to:

Creative Legend Investments Ltd.
Address:	Room 2201, 22/F
Park-In Commercial Centre, 56 Dundas Street
Mongkok, Kowloon, Hong Kong
Email:	Anson-Chan@msn.com
Attention:	Anson Chan

with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati P.C.
Address:	One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105-1126
Email:	rishii@wsgr.com and dliu@wsgr.com
Attention:	Robert T. Ishii and Derek Liu

Section 12.07.Entire Agreement.

This Agreement and the other Transaction Documents constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior written or oral understandings or agreements.

Section 12.08.Severability.

If any provision of this Agreement shall be held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the fullest extent permitted by law.  Any invalid or unenforceable provision of this Agreement shall be replaced with a provision, which is valid and enforceable and most nearly gives effect to the original intent of the unenforceable provision.

Section 12.09.Specific Performance.

The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions.  Accordingly, subject to any termination right under Section 9.01 and the effects thereof provided for in Section 9.02 and Section 9.04, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement (including the noncompetition obligations in Section 8.10) and to enforce specifically the terms and provisions hereof.  Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Applicable Law to post security as a prerequisite to obtaining equitable relief.

Section 12.10.Counterpart Execution.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 12.11.Expenses.

Except as otherwise provided in this Agreement, each Party hereto shall bear its own legal and professional fees, Taxes (including stamp duty in connection with the execution of this Agreement) and costs and expenses incurred in the negotiation, preparation, execution and Closing of this Agreement and all documents and transactions contemplated hereby.

Section 12.12.Language.

This Agreement shall be executed in English.

Section 12.13.Purchaser Guarantee.

Purchaser (a) agrees to take all action necessary to cause the Purchaser Group to perform all of their respective agreements, covenants and obligations under this Agreement, (b) unconditionally, absolutely and irrevocably guarantees, undertakes and promises to Seller to cause the Purchaser Group to fully and promptly pay, perform and observe all of the Purchaser Group’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement and (c) shall, be liable for any breach of any representation, warranty, covenant or obligation of a member of the Purchaser Group under this Agreement.

Section 12.14.Seller Guarantee.

Seller (a) agrees to take all action necessary to cause the Seller Group to perform all of their respective agreements, covenants and obligations under this Agreement, (b) unconditionally, absolutely and irrevocably guarantees, undertakes and promises to Purchaser to cause the Seller Group to fully and promptly pay, perform and observe all of the Seller Group’s obligations under, with respect to, in connection with or otherwise arising out of or relating to this Agreement and (c) shall, be liable for any breach of any representation, warranty, covenant or obligation of a member of the Seller Group under this Agreement.

[Intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to execute this Agreement as of the first date written above.

SYNAPTICS INCORPORATED

By:	/s/ John McFarland
	Name:	John McFarland
	Title:	Senior Vice President, General Counsel and Secretary

CREATIVE LEGEND INVESTMENTS LTD.

By:	/s/ Anson Chan
	Name:	Anson Chan
	Title:	Director

[Signature Page to Asset Purchase Agreement]